Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

BY AND BETWEEN

COLUMBIA BANCORP AND

FULTON FINANCIAL CORPORATION

JULY 26, 2005

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INDEX OF SCHEDULES

Schedule 2.3	Columbia Options

Schedule 3.3	Other Columbia Subsidiaries

Schedule 3.6	Financial Statements

Schedule 3.7	Undisclosed Liabilities

Schedule 3.8	Changes

Schedule 3.9	Dividends, Distributions and Stock Purchases

Schedule 3.10	Taxes

Schedule 3.11	Title to and Condition of Assets

Schedule 3.12	Contracts

Schedule 3.13	Litigation and Governmental Directives

Schedule 3.14	Compliance with Laws; Governmental Authorizations

Schedule 3.15	Insurance

Schedule 3.16	Financial Institutions Bonds

Schedule 3.17	Labor Relations and Employment Agreements

Schedule 3.18	Employee Benefit Plans

Schedule 3.19	Related Party Transactions

Schedule 3.20	Finders

Schedule 3.22	Environmental Matters

Schedule 3.26	Loan Portfolio

Schedule 3.27	Investment Portfolio

Schedule 3.29	Regulatory Agreements

Schedule 4.5	Subsidiaries

Schedule 4.6	Financial Statements

Schedule 4.7	Undisclosed Liabilities

Schedule 4.8	Dividends, Distributions and Stock Purchases

Schedule 4.9	Litigation and Governmental Directives

Schedule 4.10	Compliance with Laws; Governmental Authorizations

Schedule 4.14	Environmental Matters

Schedule 4.19	Taxes

Schedule 5.1	Conduct of Business

Schedule 5.1(xxi)	Pending and Contemplated Applications

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INDEX OF EXHIBITS

Exhibit A	Form of Warrant Agreement

Exhibit B	Form of Warrant

Exhibit C	Form of Voting Agreement

Exhibit D	Form of Employment Agreements

Exhibit E	Form of Opinion of Columbia’s Counsel

Exhibit F	Form of Opinion of Fulton’s Counsel

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AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER made as of the 26th day of July, 2005, by and between FULTON FINANCIAL CORPORATION, a Pennsylvania business corporation having its administrative headquarters at One Penn Square, P.O. Box 4887, Lancaster, Pennsylvania 17604 (“Fulton”), and COLUMBIA BANCORP, a Maryland corporation having its administrative headquarters at 7168 Columbia Gateway Drive, Columbia, Maryland 21046 (“Columbia”).

BACKGROUND:

Fulton is a financial holding company registered under the Bank Holding Company Act of 1956, as amended (the “BHC Act”). Columbia is a bank holding company registered under the BHC Act and is the parent of The Columbia Bank, a Maryland trust company (“The Columbia Bank”). In addition to The Columbia Bank, Columbia has three 100% directly owned subsidiaries: Columbia Bancorp Statutory Trust I, Columbia Bancorp Statutory Trust II and Columbia Bancorp Statutory Trust III, which were formed in connection with Columbia’s issuance of trust preferred securities (the “Columbia Trust Preferred Securities”) . The Columbia Bank has four 100% directly owned subsidiaries: McAlpine Enterprises, Inc., Howard I, LLC and Howard II, LLC, which are used primarily to manage properties acquired through foreclosure, and Columbia Leasing, Inc., which is an inactive commercial leasing company. The Columbia Bank and all other wholly-owned subsidiaries of Columbia and The Columbia Bank are collectively referred to herein as the “Columbia Subsidiaries”. The Boards of Directors of Fulton and Columbia have determined that it is in the best interests of Fulton and Columbia, respectively, to merge with each other, resulting in The Columbia Bank becoming a subsidiary of Fulton. Subject to the terms and conditions of this Agreement, the foregoing transaction will be accomplished by means of a merger (the “Merger”) in which (i) Columbia will be merged with and into Fulton, (ii) Fulton will survive the Merger, and (iii) all of the outstanding shares of the common stock of Columbia, $ .01 par value per share (“Columbia Common Stock”), will be converted into cash and shares of the common stock of Fulton, par value $2.50 per share, and the associated Fulton Rights (as such term is defined in Section 2.1 herein) (“Fulton Common Stock”) on the terms described in this Agreement.

In connection with the execution of this Agreement, the parties are to enter into a Warrant Agreement in substantially the form of Exhibit A attached hereto (the “Warrant Agreement”), which provides for the delivery by Columbia of a warrant in substantially the form of Exhibit B attached hereto (the “Warrant”) entitling Fulton to purchase shares of Columbia Common Stock in certain circumstances. In addition, Columbia has obtained voting agreements in the form of Exhibit C attached hereto, from the directors and executive officers listed on Exhibit C, who have agreed to vote shares of voting capital stock beneficially owned by them in Columbia in favor of this Agreement, the Merger and, to the extent required, all transactions incident thereto (collectively, the “Voting Agreements”).

WITNESSETH:

NOW, THEREFORE, in consideration of the mutual covenants contained herein and intending to be legally bound, the parties hereby agree as follows:

ARTICLE I - THE MERGER

Subject to the terms and conditions of this Agreement, Columbia shall merge with and into Fulton in accordance with the following:

Section 1.1 Merger. At the Effective Time (as defined in Section 9.2 herein) (i) Columbia shall merge with and into Fulton pursuant to the provisions of the Pennsylvania Business Corporation Law of 1988, as amended (the “BCL”), and the Maryland General Corporation Law (the “GCL”), whereupon the separate existence of Columbia shall cease, and Fulton shall be the surviving corporation (hereinafter sometimes referred to as the “Surviving Corporation”), and (ii) all of the outstanding shares of Columbia Common Stock will be converted into Fulton Common Stock and cash in accordance with the provisions of Article II hereof.

Section 1.2 Name. The name of the Surviving Corporation shall be “Fulton Financial Corporation”. The address of the principal office of the Surviving Corporation will be One Penn Square, P.O. Box 4887, Lancaster, Pennsylvania 17604.

Section 1.3 Articles of Incorporation. The Articles of Incorporation of the Surviving Corporation shall be the Articles of Incorporation of Fulton as in effect at the Effective Time.

Section 1.4 Bylaws. The Bylaws of the Surviving Corporation shall be the Bylaws of Fulton as in effect at the Effective Time.

Section 1.5 Directors and Officers. The directors and officers of the Surviving Corporation shall be the directors and officers of Fulton in office at the Effective Time. Each of such directors and officers shall serve until such time as his successor is duly elected and has qualified.

ARTICLE II - CONVERSION OF SHARES AND EXCHANGE OF STOCK CERTIFICATES

Section 2.1 Conversion of Shares. At the Effective Time (as defined in Section 9.2 herein) the shares of Columbia Common Stock then outstanding shall be converted into shares of Fulton Common Stock and cash, as follows:

(a) Conversion of Columbia Shares. Except as set forth in subsection (d) below, each share of Columbia Common Stock (a “Columbia Share”) issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holders thereof, cease to be outstanding and be cancelled and extinguished and converted into the right to receive, upon the surrender of the share certificates evidencing the Columbia Shares, the Fulton Stock Consideration or the Cash Consideration, or a combination of Fulton Stock Consideration and the Cash Consideration, without any interest thereon, as specified in this Article II (the “Merger Consideration”) in accordance with Section 2.2 herein.

(b) Definitions. For purposes hereof, the following terms have the following respective meanings:

“Cash Consideration” means an amount in cash payable in the Merger at a rate of $42.48 per Columbia Share.

“Conversion Ratio” means 2.325.

“Outstanding Shares” means the aggregate number of Columbia Shares outstanding immediately prior to the Effective Time, but excluding Columbia Shares to be cancelled pursuant to Section 2.1(d), which number will not be greater than the number of shares outstanding on the date of this Agreement (except as permitted in Section 5.1 herein)

“Fulton Rights” means rights to purchase common stock of Fulton distributed to holders of Common Stock of Fulton pursuant to a Rights Agreement dated June 20, 1989, as amended and restated as of April 27, 1999 (the “Fulton Rights Agreement”).

“Fulton Stock Consideration” means that number of shares of Fulton Common Stock payable in the Merger at a rate of one share of Fulton Common Stock multiplied by the Conversion Ratio per Columbia Share. In the event that Fulton shall at any time before the Effective Time: (i) issue a dividend payable in shares of Fulton Common Stock, (ii) combine the outstanding shares of Fulton Common Stock into a smaller number of shares, or (iii) subdivide the outstanding shares of Fulton Common Stock into a greater number of shares, then the Conversion Ratio shall be proportionately adjusted (calculated to four decimal places), so that each Columbia stockholder shall receive at the Effective Time, in exchange for his shares of Columbia Common Stock, the number of shares of Fulton Common Stock as would then have been owned by him if the Effective Time had occurred before the record date of such event. For example, if Fulton were to declare a five percent (5%) stock dividend after the date of this Agreement and if the record date for that stock dividend were to occur before the Effective Time, the Conversion Ratio would be adjusted from 2.325 to 2.413 shares. In the event that between the date of this Agreement, and the Effective Time, the issued and outstanding shares of Fulton Common Stock shall have been effected or changed into a different number of shares or a different class of shares as a result of a stock split, reverse stock split, stock dividend, spin-off, extraordinary dividend, recapitalization, reclassification, subdivision, combination of shares or other similar transaction, or there shall have been a record date declared for any such matter, the Fulton Stock Consideration shall be proportionately adjusted.

“Stock Test Amount” means the product of (i) the number of Outstanding Shares to be converted into Fulton Stock Consideration (determined after taking into account adjustments under Section 2.2(b)(i)), multiplied by (ii) the Conversion Ratio, multiplied by (iii) the Fulton Share Value.

“Cash Test Amount” means the product of (i) the number of Outstanding Shares to be converted into the right to receive the Cash Stock Consideration (determined after taking into account adjustments under Section 2.2(b)(i)), multiplied by (ii) $42.48.

“Fulton Share Value” means the lowest price at which a share of Fulton Common Stock trades on NASDAQ on the Effective Date.

(c) No Fractional Shares. No fractional shares of Fulton Common Stock shall be issued in connection with the Merger. In lieu of the issuance of any fractional share to which he would otherwise be entitled, each former stockholder of Columbia shall receive in cash an amount equal to the fair market value of his fractional interest, which fair market value shall be determined by multiplying such fraction by $42.48.

(d) Cancelled Columbia Shares. Notwithstanding the provisions of Section 2.1(a) herein, the following shares of Columbia Common Stock shall not be converted into Fulton Common Stock and shall be cancelled at the Effective Time: (i) shares of Columbia Common Stock then owned by Fulton or any direct or indirect subsidiary of Fulton (except for trust account shares or shares acquired in connection with debts previously contracted); and (ii) shares of Columbia Common Stock owned by Columbia or any direct or indirect subsidiary of Columbia (except for trust account shares or shares acquired in connection with debts previously contracted).

(e) Closing Market Price. For purposes of this Agreement, the “Closing Market Price” shall be the average of the per share closing bid and asked prices for Fulton Common Stock, calculated to two decimal places, for the ten (10) consecutive trading days immediately preceding the date which is two (2) business days before the Effective Date (as such term is defined in Section 9.2 herein), as reported on the National Market System of the National Association of Securities Dealers Automated Quotation System (“NASDAQ”), the foregoing period of ten (10) trading days being hereinafter sometimes referred to as the “Price Determination Period” (For example, if January 15, 2006 were to be the Effective Date, then the Price Determination Period would be December 29-30, 2005 and January 2-6 and January 9-11, 2006). In the event that NASDAQ shall fail to report closing bid and asked prices for Fulton Common Stock for any trading day during the Price Determination Period, the closing bid and asked prices for that day shall be equal to the average of the closing bid and asked prices as quoted: (i) by F. J. Morrissey & Company, Inc. and by Ryan, Beck & Co.; or (ii) in the event that both of these firms are not then making a market in Fulton Common Stock, by two brokerage firms then making a market in Fulton Common Stock to be selected by Fulton and approved by Columbia.

Section 2.2 Exchange of Stock Certificates. Columbia Common Stock certificates shall be exchanged for certificates evidencing the Fulton Stock Consideration and the Cash Consideration in accordance with the following procedures:

(a) Election Procedure. Each holder of Columbia Shares (other than holders of Columbia Shares to be cancelled as set forth in Section 2.1(d)) shall have the right to submit a request specifying either that such holder’s Columbia Shares shall be converted into the Fulton Stock Consideration, Cash Consideration or a combination of Cash Consideration and Fulton Stock Consideration, without interest, in the Merger in accordance with the following procedures:

(i) Each holder of Columbia Shares may specify in a request made in accordance with the provisions of this Section 2.2 (herein called an “Election”) to either: (i) convert each Columbia Share owned by such holder into the right to receive the Fulton Stock Consideration in the Merger (a “Stock Election”); (ii) convert each Columbia Share owned by such holder into the right to receive the Cash Consideration in the Merger (a “Cash Election”); or (iii) convert a portion of the Columbia Shares owned by such holder into the right to receive the Cash Consideration in the Merger, and a portion of the Columbia Shares owned by such holder into the right to receive the Fulton Stock Consideration in the Merger, in such ratio of Fulton Stock Consideration to Cash Consideration of 90%/10% 80%/20%, 70%/30%, 60%/40%, 50%/50%, 40%/60%, 30%/70%, 20%/80%, 10%/90% (a “Cash/Stock Election”). A Form of Election (as defined below) shall be included with each copy of the Proxy Statement/Prospectus (as defined in Section 6.1(b)) mailed to stockholders of Columbia in connection with the meeting of stockholders called to consider the approval of this Agreement. Fulton and Columbia shall each use its reasonable best efforts to mail or otherwise make available the Form of Election to all persons who become holders of Columbia Shares during the period between the record date for such stockholder meeting and the Election Deadline (as defined in Section 2.2(a)(iv)).

(ii) Fulton shall prepare a form (the “Form of Election”), which shall be in form and substance acceptable to Columbia, pursuant to which each holder of Columbia Shares, no later than at the close of business on the Election Deadline, may make an Election and which shall be mailed to the Columbia stockholders in accordance with Section 2.2(a)(i) so as to permit Columbia’s stockholders to exercise their right to make an Election on or prior to the Election Deadline.

(iii) Holders of record of Columbia Shares who hold such shares as nominees, trustees, or in other representative capacities may submit multiple Forms of Election, provided that such representative certifies that each Form of Election covers all Columbia Shares held by such representative for a particular beneficial owner.

(iv) Not later than the filing of the Proxy Statement/Prospectus with the Securities and Exchange Commission (the “SEC”), as contemplated in Section

6.1(b) hereof, Fulton shall appoint Fulton Financial Advisors, National Association, as the person to receive Forms of Election and to act as exchange agent under this Agreement (the “Exchange Agent”). Any Columbia stockholder’s Election shall have been made properly only if the Exchange Agent shall have received, by 5:00 p.m. local time in the city in which the principal office of such Exchange Agent is located, on the date of the Election Deadline, a Form of Election properly completed and signed and accompanied by certificates for the Columbia Shares to which such Form of Election relates (or by an appropriate guarantee of delivery of such certificates, as set forth in such Form of Election, from a member of any registered national securities exchange or of the National Association of Securities Dealers, Inc. or a commercial bank or trust company in the United States provided such certificates are in fact delivered to the Exchange Agent by the time required in such guarantee of delivery). Failure to deliver Columbia Shares covered by such a guarantee of delivery within the time set forth on such guarantee shall be deemed to invalidate any otherwise properly made Election. As used herein, “Election Deadline” means the date announced by Fulton (which date shall be agreed upon by Columbia), as the last day on which Forms of Election will be accepted, which date shall be no more than ten (10) business days before the Effective Time. In the event this Agreement shall have been terminated prior to the Effective Time, the Exchange Agent shall immediately return all Forms of Election and certificates for Columbia Shares to the appropriate Columbia stockholders.

(v) Any Columbia stockholder may at any time prior to the Election Deadline change his Election by written notice received by the Exchange Agent prior to the Election Deadline accompanied by a revised Form of Election properly completed and signed.

(vi) Any Columbia stockholder may, at any time prior to the Election Deadline, revoke his Election by written notice received by the Exchange Agent prior to the Election Deadline or by withdrawal prior to the Election Deadline of his certificates for Columbia Shares, or of the guarantee of delivery of such certificates, previously deposited with the Exchange Agent. All Elections shall be revoked automatically if the Exchange Agent is notified in writing by Fulton or Columbia that this Agreement has been terminated. Any Columbia stockholder who shall have deposited certificates for Columbia Shares with the Exchange Agent shall have the right to withdraw such certificates by written notice received by the Exchange Agent prior to the Election Deadline and thereby revoke his Election as of the Election Deadline if the Merger shall not have been consummated prior thereto.

(vii) Fulton and Columbia shall have the right to make rules, not inconsistent with the terms of this Agreement, governing the validity of the Forms of Election, the manner and extent to which Elections are to be taken into account in making the determinations prescribed by Section 2.2, the issuance and delivery of certificates for Fulton Common Stock into which Columbia Shares are converted in the Merger and the payment of cash for Columbia Shares converted into the right to receive the Cash Consideration in the Merger.

(b) Issuance of Fulton Stock Consideration and Payment of Cash Consideration; Proration. The manner in which each Columbia Share (except Columbia Shares to be cancelled as set forth in Section 2.1(d)) shall be converted into the Fulton Stock Consideration, the Cash Consideration or the right to receive a combination of Fulton Stock Consideration and Cash Consideration at the Effective Time shall be as set forth in this Section 2.2(b) subject to the provisions of Section 2.2(b)(i)(A).

(i) As is more fully set forth below, the number of Columbia Shares to be converted into the right to receive the Cash Consideration in the Merger pursuant to this Agreement shall not exceed fifty percent (50%) of all Outstanding Shares (the “Maximum Cash Percentage”) and shall not be less than twenty percent (20%) of all Outstanding Shares (the “Minimum Cash Percentage”); provided, however, that for federal income tax purposes, it is intended that the Merger should qualify as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”) and, notwithstanding anything to the contrary contained herein, in order that the Merger will not fail to satisfy continuity of interest requirements under applicable federal income tax principles relating to reorganizations under Section 368(a) of the Code, as reasonably determined by Barley Snyder LLC, Fulton shall increase the number of Outstanding Shares that will be converted into the Fulton Stock Consideration and reduce the number of Outstanding Shares that will be converted into the right to receive the Cash Consideration to the extent, if any, necessary to cause the Stock Test Amount to exceed the Cash Test Amount by at least $100.00 provided, however, that, solely for purposes of determining whether the Stock Test Amount exceeds the Cash Test Amount, shares issuable under Fulton Stock Options issued under Section 2.3 and cash paid for Columbia Options pursuant to Section 2.3 shall be disregarded.

(ii) If the percentage of Outstanding Shares for which a Cash Election is made (including the cash portion of any Cash/Stock Elections) exceeds the Minimum Cash Percentage and is less than the Maximum Cash Percentage, all Elections shall be honored as submitted and all Non-Electing Shares shall be converted into the Cash Consideration until the Maximum Cash Percentage is reached and thereafter into Fulton Stock Consideration.

(iii) If the percentage of Outstanding Shares for which a Cash Election is made (including the cash portion of any Cash/Stock Elections) exceeds the Maximum Cash Percentage: Each Columbia Share for which the holder made a Stock Election, the portion of each Cash/Stock Election electing Fulton Stock Consideration (collectively, the “Aggregate Stock Elections”) and each Non-Electing Share shall be converted in the Merger into the Fulton Stock Consideration. Each Columbia Share for which a Cash Election has been received and the portion of a Cash/Stock Election electing Cash Consideration

(collectively, the “Aggregate Cash Elections”) shall be converted into the right to receive Cash Consideration and Fulton Stock Consideration in the following manner:

(A) Each Columbia stockholder shall have the Pro-rated Cash Percentage of the Columbia Shares for which he or she elected Cash Consideration (including the cash portion of any Cash/Stock Election) converted into the Cash Consideration;

(B) Each Columbia stockholder shall have the Remaining Stock Percentage of the Columbia Shares for which he or she elected Cash Consideration (including the portion of any Cash/Stock Election electing Cash Consideration) converted into the Fulton Stock Consideration; and

(C) For the purposes of the foregoing:

“Aggregate Cash Election Percentage” shall mean the percentage of Outstanding Shares represented by the Aggregate Cash Elections.

“Pro-rated Cash Percentage” shall mean the percentage determined by the following formula:

1 – (Aggregate Cash Election Percentage – 50%)/Aggregate Cash Election Percentage

“Remaining Stock Percentage” shall mean the percentage determined by subtracting the Pro-rated Cash Percentage from 100%.

(iv) If the percentage of Outstanding Shares for which a Cash Election is made (including the cash portion of any Cash/Stock Elections) is less than the Minimum Cash Percentage: Each Columbia Share for which the Aggregate Cash Elections have been made and each Non-Electing Share shall be converted in the Merger into the Cash Consideration. Each Columbia Share for which the Aggregate Stock Elections have been made shall be converted into the right to receive the Cash Consideration and Fulton Stock Consideration in the following manner:

(A) Each Columbia Stockholder shall have the Pro-rated Stock Percentage of the Columbia Shares for which he or she elected Fulton Stock Election converted into the Fulton Stock Consideration;

(B) Each Columbia Stockholder shall have the Remaining Cash Percentage of the Columbia Shares for which he or she elected Fulton Stock Consideration (including the portion of any Cash/Stock Election electing Fulton Stock Consideration) converted into the Cash Consideration; and

(C) For the purposes of the foregoing:

“Aggregate Stock Election Percentage” shall mean the percentage of Outstanding Shares represented by the Aggregate Stock Elections.

“Pro-rated Stock Percentage” shall mean the percentage determined by the following formula:

1-(Aggregate Stock Election Percentage – 80%)/Aggregate Stock Election Percentage

“Remaining Cash Percentage” shall mean the percentage determined by subtracting the Pro-rated Stock Percentage from 100%.

(v) If Non-Electing Shares are not converted under Sections (i)-(iv) above, the Exchange Agent shall convert each Non-Electing Share into the Cash Consideration.

(vi) For the purposes of this Section 2.2, Outstanding Shares as to which an Election is not in effect at the Election Deadline shall be called “Non-Electing Shares.” If Fulton shall determine that any Election is not properly made with respect to any Columbia Shares, such Election shall be deemed to be not in effect, and the Columbia Shares covered by such Election shall, for purposes hereof, be deemed to be Non-Electing Shares. Fulton, Columbia and the Exchange Agent shall have no obligation to notify any person of any defect in any Form of Election submitted to the Exchange Agent.

(vii) The Exchange Agent shall make all computations contemplated by this Section 2.2 and all such computations shall be conclusive and binding on the holders of Columbia Shares absent manifest error.

(c) Issuance of Fulton Stock Consideration.

(i) Immediately prior to the Effective Time, Fulton shall deliver to the Exchange Agent, in trust for the benefit of the holders of Columbia Shares, certificates representing an aggregate number of shares of Fulton Common Stock as nearly as practicable equal to the number of shares to be converted into Fulton Common Stock as determined in Section 2.2(b)

(ii) As soon as practicable following the Effective Time, each holder of Columbia Shares converted into Fulton Stock Consideration pursuant to Article II, upon proper surrender to the Exchange Agent with a properly completed Letter of Transmittal (to the extent not previously surrendered with a Form of Election) of one or more certificates for such Columbia Shares for cancellation, shall be entitled to receive (and the Exchange Agent shall deliver) certificates representing the number of shares of Fulton Common Stock into which such Columbia Shares shall have been converted in the Merger.

(iii) No dividends or distributions that have been declared, if any, will be paid to persons entitled to receive certificates for shares of Fulton Common Stock until such persons surrender their certificates for Columbia Shares, at which time all such dividends and distributions shall be paid. In no event shall the persons entitled to receive such dividends be entitled to receive interest on such dividends. If any certificate for such Fulton Common Stock is to be issued in a name other than that in which the certificate surrendered in exchange therefor is registered, it shall be a condition of such exchange that the person requesting such exchange shall pay to the Exchange Agent any transfer taxes or other taxes required by reason of issuance in a name other than the registered holder of the certificate surrendered, or shall establish to the satisfaction of the Exchange Agent that such tax has been paid or is not applicable. Notwithstanding the foregoing, neither the Exchange Agent nor any party hereto shall be liable to a holder of Columbia Shares for any Fulton Common Stock or dividends thereon delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

(d) Payment of Cash Consideration. Immediately prior to the Effective Time, Fulton shall deposit with the Exchange Agent, in trust for the benefit of the holders of Columbia Shares, an amount in cash equal to the Cash Consideration to be paid to holders of Columbia Shares to be converted into the right to receive the Cash Consideration as determined in Section 2.2(b). As soon as practicable following the Effective Time, the Exchange Agent shall distribute to holders of Columbia Shares converted into the right to receive the Cash Consideration and determined in accordance with Section 2.2(b), upon proper surrender to the Exchange Agent (to the extent not previously surrendered with a Form of Election) of one or more certificates for such Columbia Shares for cancellation, a bank check for an amount equal to the Cash Consideration multiplied by the number of Columbia Shares to converted. In no event shall the holder of any such surrendered certificates be entitled to receive interest on any of the Cash Consideration to be received in the Merger. If such check is to be issued in the name of a person other than the person in whose name the certificates surrendered for exchange therefor are registered, it shall be a condition of the exchange that the person requesting such exchange shall pay to the Exchange Agent any transfer or other taxes required by reason of issuance of such check to a person other than the registered holder of the certificates surrendered, or shall establish to the satisfaction of the Exchange Agent that such tax has been paid or is not applicable. Notwithstanding the foregoing, neither the Exchange Agent nor any party hereto shall be liable to a holder of Columbia Shares for any amount paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

(e) Letter of Transmittal. Fulton will instruct the Exchange Agent to mail to each holder of record of Columbia Shares who has not previously surrendered such holder’s certificates with a validly executed Form of Election as soon as reasonably practical after the Effective Time, (i) a Letter of Transmittal (which shall specify that delivery shall be effected, and risk of loss and title to such holder’s certificates shall pass, only upon proper delivery of the certificates to the Exchange Agent and shall be in such form and have such other provisions as shall be agreed upon by Columbia prior to the Effective Time) and (ii) instructions for use in effecting the surrender of certificates in exchange for the Merger Consideration (the “Letter of Transmittal”).

(f) Missing Certificates.

(i) If any holder of Columbia Shares convertible into the right to receive the Merger Consideration is unable to deliver the certificates which represent such shares, the Exchange Agent shall deliver to such holder the Merger Consideration to which the holder is entitled for such shares upon presentation of the following:

(A) evidence to the reasonable satisfaction of Fulton that any such certificate has been lost, wrongfully taken or destroyed;

(B) such security or indemnity as may be reasonably requested by Fulton in accordance with industry standards to indemnify and hold harmless Fulton and the Exchange Agent; and

(C) evidence satisfactory to Fulton that such person is the owner of the shares theretofore represented by each certificate claimed to be lost, wrongfully taken or destroyed and that the holder is the person who would be entitled to present such certificate for payment pursuant to this Agreement.

(ii) Fulton shall receive any remaining Cash Consideration and Fulton Stock Consideration on deposit with the Exchange Agent on the date which is one year after the Effective Date, and any stockholder of Columbia who has not surrendered his certificate(s) to the Exchange Agent prior to such time shall be entitled to receive the Merger Consideration without interest upon the surrender of such certificate(s) to Fulton, subject to applicable escheat or abandoned property laws.

(iii) In the event that any certificates for Columbia Shares have not been surrendered for exchange in accordance with this Section on or before the first anniversary of the Effective Time, Fulton may at any time thereafter, with or without notice to the holders of record of such certificates, sell for the accounts of any or all of such holders any or all of the shares of Fulton Common Stock which such holders are entitled to receive under Article II hereof (the “Unclaimed Shares”). Any such sale may be made by public or private sale or sale at any broker’s board or on any securities exchange in such manner and at such times as Fulton shall determine. If, in the opinion of counsel for Fulton, it is necessary or desirable, any Unclaimed Shares may be registered for sale under the Securities Act of 1933, as amended (the “1933 Act”), and applicable state laws. Fulton shall not be obligated to make any sale of Unclaimed Shares if it shall determine not to do so, even if notice of the sale of the Unclaimed Shares has been given. The net proceeds of any such sale of Unclaimed Shares shall be held for holders of the unsurrendered certificates for Columbia Shares whose Unclaimed Shares have been sold, to be paid to them upon surrender of the certificates for shares of Fulton Common Stock. From and after any such sale, the sole right of the holders of the unsurrendered certificates for Columbia Shares whose Unclaimed Shares have been sold shall be the right to collect the net sale proceeds held by Fulton for their respective accounts, and such holders shall not be entitled to receive any interest on such net sale proceeds held by Fulton. If outstanding certificates are not surrendered or the payment for them is not claimed prior to the date on which such payments would otherwise escheat to or become the property of any governmental unit or agency, the unclaimed items shall, to the extent permitted by abandoned property laws, escheat laws and any other applicable law, become the property of Fulton (and to the extent not in its possession shall be paid over to it), free and clear of all claims or interest of any person previously entitled to such claims. Notwithstanding the foregoing, none of Fulton, Columbia, the Exchange Agent or any other person shall be liable to any former holder of Columbia Shares for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

(g) Withholding Rights. Fulton shall be entitled to deduct and withhold, or cause the Exchange Agent to deduct and withhold, from funds provided by the holder or from the consideration otherwise payable pursuant to this Agreement to any holder of Columbia Shares, the minimum amounts (if any) that Fulton is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of tax law. To the extent that amounts are so withheld by Fulton, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Columbia Shares in respect of which such deduction and withholding was made by Fulton.

(h) Expenses. All costs and expenses associated with the foregoing surrender and exchange procedure shall be borne by Fulton.

Section 2.3 Treatment of Outstanding Columbia Options.

(a) At the Effective Time, each option (collectively, “Columbia Options”) to purchase shares of Columbia Common Stock that (i) is outstanding at the Effective Time, (ii) has been granted pursuant to Columbia’s 1987 Stock Option Plan, as amended, 1990 Director Stock Option Plan, as amended and 1997 Stock Option Plan, as amended (collectively, the “Columbia Stock Option Plans”); and (iii) would otherwise survive the Effective Time, in the absence of the transactions contemplated by this Agreement, shall, at the election of the holder of a Columbia Option made on or before the Election Deadline, either (A) be entitled to cash in an amount equal to the number of shares of

Columbia Common Stock covered by such Columbia Option multiplied by the excess, if any, of $42.48 over the exercise price per share of such Columbia Option or (B) be assumed by Fulton through the grant of an option to acquire shares of Fulton Common Stock on the terms set forth below (each Columbia Option, as assumed, a “Fulton Stock Option”). In the absence of an election by the holder of a Columbia Option and subject to the next sentence, Columbia Options held by such holder shall be converted to cash .

(b) A Fulton Stock Option shall be a stock option to acquire shares of Fulton Common Stock with the following terms: (i) the number of shares of Fulton Common Stock which may be acquired pursuant to such Fulton Stock Option shall be equal to the product of the number of shares of Columbia Common Stock covered by the Columbia Option multiplied by the Conversion Ratio, provided that any fractional share of Fulton Common Stock resulting from such multiplication shall be rounded down to the nearest whole share; (ii) the exercise price per share of Fulton Common Stock shall be equal to the exercise price per share of Columbia Common Stock of such Columbia Option, divided by the Conversion Ratio, provided that such exercise price shall be rounded up to the nearest whole cent; (iii) the duration and other terms of such Fulton Stock Option shall be identical to the duration and other terms of such Columbia Option (giving effect to the terms of the Columbia Stock Option Plans or the Columbia Options providing for accelerated vesting as a result of the transactions contemplated by this Agreement) except that all references to Columbia shall be deemed to be references to Fulton and its affiliates, where the context so requires, and shall remain exercisable until the stated expiration date of the corresponding Columbia Option; (iv) Fulton shall assume such Columbia Option, whether vested or not vested, as contemplated by Section 424(a) of the Code; and (v) to the extent Columbia Options qualify as incentive stock options under Section 422 of the Code, the Fulton Stock Options exchanged therefor shall also so qualify. In connection with the foregoing, (i) the foregoing is intended to effect an assumption of a Columbia Option by Fulton under Section 424(a) of the Code and (ii) neither a Fulton Option nor the assumption of a Columbia Option shall give the holder of a Columbia Option additional benefits which he did not have under such Columbia Option within the meaning of Section 424(a)(1) of the Code. Subject to the Fulton Stock Options and the foregoing, the Columbia Stock Option Plans and all options or other rights to acquire Columbia Common Stock issued thereunder shall terminate at the Effective Time. Fulton shall not issue or pay for any fractional shares otherwise issuable upon exercise of a Fulton Stock Option.

(c) Prior to the Effective Time, Fulton shall take appropriate action to reserve for issuance and, if not previously registered pursuant to the 1933 Act, register the number of shares of Fulton Common Stock necessary to satisfy Fulton’s obligations with respect to the issuance of Fulton Common Stock pursuant to the exercise of Fulton Stock Options and under Section 2.3.

(d) On or before the Election Deadline (to the extent required as determined by Fulton or Columbia under applicable law, the terms of the Columbia Stock Option Plans or otherwise), Fulton shall receive agreements from each holder of a Columbia Option that does not elect to exercise such Columbia Option immediately prior to the Effective

Time and have the Columbia Common Stock acquired as a result of such exercise converted into cash or Fulton Common Stock pursuant to Section 2.1 of this Agreement, pursuant to which each such holder agrees to accept cash or a Fulton Stock Option in substitution for the Columbia Option, as of the Effective Time.

(e) Schedule 2.3 sets forth a listing of each Columbia Option as of the date of this Agreement (copies of which have been provided to Fulton), including the name of each holder of such Columbia Option, the date of grant, the number of shares of Columbia Common Stock subject to such Columbia Option, the exercise price per share of such Columbia Option, the expiration date, and the classification of whether such Columbia Option is an incentive stock option or a nonqualified stock option.

Section 2.4 Reservation of Shares. Fulton agrees that (i) prior to the Effective Time, it will take appropriate action to reserve a sufficient number of authorized but unissued shares of Fulton Common Stock to be issued in accordance with this Agreement, and (ii) at the Effective Time, Fulton will issue shares of Fulton Common Stock to the extent set forth in, and in accordance with, this Agreement.

Section 2.5 Taking Necessary Action. Fulton and Columbia shall take all such actions as may be reasonably necessary or appropriate in order to effectuate the transactions contemplated hereby including, without limitation, providing information necessary for preparation of any filings needed to obtain the regulatory approvals required to consummate the Merger. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement and to vest Fulton with full title to all properties, assets, rights, approvals, immunities and franchises of Columbia, the officers and directors of Columbia, at the expense of Fulton, shall use commercially reasonable efforts to take all such necessary action.

Section 2.6 Press Releases, Etc. Fulton and Columbia agree that all press releases or other public communications relating to this Agreement or the transactions contemplated hereby will require mutual approval by Fulton and Columbia, unless counsel has advised any such party that such release or other public communication must immediately be issued and the issuing party has not been able, despite its good faith efforts, to obtain such approval.

Section 2.7 Fulton Common Stock. Each share of Fulton Common Stock that is issued and outstanding immediately before the Effective Time shall, on and after the Effective Time, remain issued and outstanding as one (1) share of Fulton Common Stock, and each holder thereof shall retain his rights therein. The holders of the shares of Fulton Common Stock outstanding immediately prior to the Effective Time shall, immediately after the Effective Time, continue to hold a majority of the outstanding shares of Fulton Common Stock.

Section 2.8 Dissenters’ Rights. Pursuant to Section 3-202(c) of the GCL, the stockholders of Columbia shall not be entitled to exercise dissenters’ rights.

Section 2.9 Certain Actions. Prior to the Effective Time, Fulton and Columbia shall take all such steps as may be required to cause any dispositions of shares of Columbia Common Stock (including derivative securities with respect to such shares) resulting from the transactions contemplated by Article II of this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Securities Exchange Act of 1934, as amended (the “1934 Act”), with respect to Columbia to be exempt under Rule 16b-3 promulgated under the 1934 Act, such steps to be taken in accordance with the No-Action Letter dated January 12, 1999 issued by the SEC to Skadden, Arps, Slate, Meagher & Flom LLP.

ARTICLE III - REPRESENTATIONS AND WARRANTIES OF COLUMBIA

Columbia represents and warrants to Fulton, as of the date of this Agreement, as follows:

Section 3.1 Authority. The execution and delivery of this Agreement, the Warrant Agreement and the Warrant and the performance of the transactions contemplated herein and therein have been authorized by the Board of Directors of Columbia. At a meeting duly called and held, by a vote of at least a majority of the members of the Board of Directors, the Board of Directors (i) approved the Merger and this Agreement, and (ii) directed that this Agreement and Merger be submitted for approval by its stockholders with the recommendation of the Board of Directors that the stockholders of Columbia approve this Agreement, the Merger and the transactions contemplated thereby, and, except for the approval of this Agreement by its stockholders, Columbia has taken all corporate action necessary on its part to authorize this Agreement, the Warrant Agreement and the Warrant and the performance of the transactions contemplated herein and therein. This Agreement, the Warrant Agreement and the Warrant have been duly executed and delivered by Columbia and, assuming due authorization, execution and delivery by Fulton, constitute valid and binding obligations of Columbia, enforceable against Columbia in accordance with their respective terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally, regulations and rules affecting financial institutions and subject as to enforceability, to general principles of equity, regardless of whether enforcement is sought in a proceeding at law or in equity (the “Bankruptcy and Equity Exceptions”). The execution, delivery and performance of this Agreement, the Warrant Agreement and the Warrant will not constitute a violation or breach of or default under (i) the Articles of Incorporation or Bylaws of Columbia, (ii) the Articles of Incorporation or Bylaws of The Columbia Bank, (iii) any statute, rule, regulation, order, decree or directive of any governmental authority or court applicable to Columbia or any Columbia Subsidiary, subject to the receipt of all required governmental approvals, or (iv) any agreement, contract, memorandum of understanding, indenture or other instrument to which Columbia or any Columbia Subsidiary is a party or by which Columbia or any Columbia Subsidiary or any of their properties are bound.

Section 3.2 Organization and Standing. Columbia is a corporation that is duly organized, validly existing and in good standing under the laws of the State of Maryland. Columbia is a bank holding company under the BHC Act, and has full power and lawful authority to own and hold its properties and to carry on its business as presently conducted. The Columbia Bank is a trust company that is duly organized, validly existing and in good standing under the laws of the State of Maryland. The Columbia Bank is an insured bank under the provisions of the Federal Deposit Insurance Act, as amended (the “FDI Act”), and is not a member of the Federal Reserve System. The Columbia Bank has full power and lawful authority to own and hold its properties and to carry on its business as presently conducted. Each of the

Columbia Subsidiaries currently conducting operations other than The Columbia Bank is an entity or business trust that is duly organized, validly existing and in good standing under the laws of its state of incorporation or formation. Each of the Columbia Subsidiaries currently conducting operations has full power and lawful authority to own and hold its properties and to carry on its business as presently conducted.

Section 3.3 Subsidiaries. The Columbia Bank, Columbia Bancorp Statutory Trust I, Columbia Bancorp Trust II and Columbia Bancorp Statutory Trust III are wholly-owned subsidiaries of Columbia (except that Columbia owns 100% of the common securities of such trusts and third parties own the capital securities issued by such trusts). Each of McAlpine Enterprises, Inc., Howard I, LLC, Howard II, LLC and Columbia Leasing, Inc. is a wholly-owned subsidiary of The Columbia Bank. Except for the Columbia Subsidiaries, Columbia owns no subsidiaries, directly or indirectly.

Section 3.4 Capitalization. The authorized capital of Columbia consists exclusively of 10,000,000 shares of Columbia Common Stock. As of the date of this Agreement, 6,932,702 shares of Columbia Common Stock are outstanding, all of which are validly issued, fully paid and non-assessable. In addition, as of the date of this Agreement, 641,815 shares of Columbia Common Stock are subject to issuance upon the exercise of Columbia Options and 1,881,809 shares of Columbia Common Stock will be reserved for issuance upon exercise of the Warrant. Except for the Columbia Options and the Warrant, there are no outstanding obligations, options or rights of any kind entitling other persons to acquire shares of Columbia Common Stock and there are no outstanding securities or other instruments of any kind that are convertible into shares of Columbia Common Stock. The authorized capital of The Columbia Bank consists exclusively of shares of common stock (the “Columbia Bank Common Stock”). All of the outstanding shares of Columbia Bank Common Stock are owned beneficially and of record by Columbia and are validly issued, fully-paid and non-assessable. There are no outstanding obligations, options or rights of any kind entitling other persons to acquire shares of Columbia Bank Common Stock, and there are no outstanding securities or instruments of any kind that are convertible into shares of Columbia Bank Common Stock. All outstanding shares of the capital stock or membership interests, as applicable, of the other Columbia Subsidiaries are owned beneficially and of record by Columbia or The Columbia Bank, as appropriate, except that, in the case of Columbia Bancorp Statutory Trust I, Columbia Bancorp Statutory Trust II and Columbia Bancorp Statutory Trust III, Columbia owns 100% of the common securities and the purchasers thereof own the capital securities issued by each said trust. There are no outstanding obligations, options or rights of any kind entitling other persons to acquire shares of such Columbia Subsidiaries, and there are no outstanding securities or instruments of any kind that are convertible into shares of such Columbia Subsidiaries. The Columbia Bank Common Stock and the common stock or membership interests of the other Columbia Subsidiaries are sometimes collectively referred to herein as the “Columbia Subsidiaries Common Equity”.

Section 3.5 Charter, Bylaws and Minute Books. The copies of the Certificate of Incorporation and Bylaws or Articles of Organization and Operating Agreements (or, with respect to Columbia Bancorp Statutory Trust I, Columbia Bancorp Statutory Trust II and Columbia Bancorp Statutory Trust III, their trust declarations) of Columbia and the Columbia Subsidiaries that have been made available to Fulton for inspection are true, correct and complete. Except as previously disclosed to Fulton in writing, the minute books of Columbia and the Columbia Subsidiaries that have been made available to Fulton for inspection are true, correct and complete in all material respects and accurately record the actions taken by the Boards of Directors and stockholders or members of Columbia and the Columbia Subsidiaries at the meetings documented in such minutes, excluding information related to the transactions contemplated by this Agreement and to any other merger, consolidation, share exchange or sale, exchange or other disposition of all, or substantially all, of Columbia’s property or assets.

Section 3.6 Financial Statements.

(a) Columbia has delivered to Fulton the following financial statements: Consolidated Balance Sheets of Columbia at December 31, 2004 and 2003 and Consolidated Statements of Income, Statements of Stockholders’ Equity, and Consolidated Statements of Cash Flows of Columbia for the years ended December 31, 2004, 2003 and 2002, audited by KPMG LLP, and set forth in the 2004 Annual Report to Columbia’s stockholders and unaudited Consolidated Balance Sheets of Columbia at March 31, 2005 and unaudited Consolidated Statements of Income for the three-month periods ended March 31, 2005 and 2004, unaudited Consolidated Statements of Stockholders’ Equity for the three-month periods ended March 31, 2005 and 2004 and unaudited Consolidated Statements of Cash Flows for the three-month periods ended March 31, 2005 and 2004, as filed with the SEC in a Quarterly Report on Form 10-Q (the aforementioned Balance Sheet as of March 31, 2005 being hereinafter referred to as the “Columbia Balance Sheet”). Each of the foregoing financial statements fairly present the consolidated financial position, and results of operations and cash flows of Columbia at their respective dates and for the respective periods then ended and has been prepared in accordance with United States generally accepted accounting principles consistently applied (“GAAP”), except as otherwise noted in a footnote thereto and except for (i) the omission of the notes from the financial statements applicable to any interim period and (ii) with respect to any interim period, normal year-end adjustments.

(b) Except (A) as reflected in Columbia’s unaudited balance sheet at March 31, 2005 or liabilities described in any notes thereto (or liabilities for which neither accrual nor footnote disclosure is required pursuant to GAAP) or (B) for liabilities incurred in the ordinary course of business since March 31, 2005 consistent with past practices or in connection with this Agreement or the transactions contemplated hereby, neither Columbia nor any of its subsidiaries has any material liabilities or obligations of any nature. The Columbia SEC Reports describe and Columbia has delivered to Fulton copies of the documentation creating or governing, all securitization transactions and “off-balance sheet arrangements” (as defined in Item 303(c) of Regulation S-K of the SEC) effected by Columbia or its subsidiaries since KPMG LLP expressed its opinion with respect to the financial statements of Columbia and its subsidiaries included in the Columbia SEC Reports (including the related notes).

(c) KPMG LLP is and has been (x) since September 24, 2003, a registered public accounting firm (as defined in Section 2(a)(12) of the Sarbanes-Oxley Act of 2002 (the “SOX Act”)), (y) throughout the periods covered by such financial statements,

“independent” with respect to Columbia within the meaning of Regulation S-X, and (z) since May 6, 2003, in compliance with subsections (g) through (l) of Section 10A of the 1934 Act and the related Rules of the SEC and the Public Company Accounting Oversight Board. The Columbia SEC Reports describe the types of non-audit services performed by KPMG LLP for Columbia and its subsidiaries since January 1, 2002, other than non-audit services performed in connection with the transactions contemplated by this Agreement.

(d) Each of Columbia and the Columbia Subsidiaries maintains accurate books and records reflecting its assets and liabilities and maintains proper and adequate internal accounting controls which provide assurance that (i) transactions are executed with management’s authorization; (ii) transactions are recorded as necessary to permit preparation of the consolidated financial statements of Columbia and to maintain accountability for Columbia’s consolidated assets; (iii) access to Columbia’s assets is permitted only in accordance with management’s authorization; (iv) the reporting of Columbia’s assets is compared with existing assets at regular intervals; and (v) accounts, notes and other receivables and inventory are recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis.

(e) Columbia has, on a timely basis, filed all forms, reports and documents required to be filed by it with the SEC since January 1, 2002. Except to the extent available in full without redaction on the SEC’s website through the Electronic Data Gathering, Analysis and Retrieval System (“EDGAR”), Columbia has delivered to Fulton copies in the form filed with the SEC of (i) Columbia’s Annual Reports on Form 10-K for each fiscal year of Columbia from and after January 1, 2002, (ii) its Quarterly Reports on Form 10-Q for each of the first three fiscal quarters in each of the fiscal years of Columbia referred to in clause (i) above, (iii) all proxy statements relating to Columbia’s meetings of stockholders (whether annual or special) held, and all information statements relating to stockholder consents since the beginning of the first fiscal year referred to in clause (i) above, (iv) all certifications and statements required by (x) the SEC’s Order dated June 27, 2002 pursuant to Section 21(a)(1) of the 1934 Act (File No. 4-460), (y) 18 U.S.C. §1350 (Section 906 of the SOX Act) with respect to any report referred to in clause (i) or (iii) above, (y) all other forms, reports, registration statements and other documents (other than preliminary materials if the corresponding definitive materials have been provided to Fulton pursuant to this Section 3.6) filed by Columbia with the SEC since the beginning of the first fiscal year referred to in clause (i) above (the forms, reports, registration statements and other documents referred to in clauses (i), (ii), (iii), (iv) and (v) above are, collectively, the “Columbia SEC Reports” and, to the extent available in full without redaction on the SEC’s website through EDGAR two days prior to the date of this Agreement, are, collectively, the “Filed Columbia SEC Reports”), and (vi) all comment letters received by Columbia from the Staff of the SEC since January 1, 2002 and all responses to such comment letters by or on behalf of Columbia. The Columbia SEC Reports (x) were prepared in accordance with the requirements of the 1933 Act and the 1934 Act, as the case may be, and the rules and regulations thereunder and (y) did not at the time they were filed with the SEC, or will not at the time they are filed with the SEC, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. No Subsidiary of Columbia is or has been required to file any form, report, registration statement or other document with the SEC.

(f) Columbia maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the 1934 Act; such controls and procedures are effective to ensure that all material information concerning Columbia and its subsidiaries is made known on a timely basis to the individuals responsible for the preparation of Columbia’s filings with the SEC and other public disclosure documents. Schedule 3.6 lists, and Columbia has delivered to Fulton copies of, all written descriptions of, and all policies, manuals and other documents promulgating, such disclosure controls and procedures. To Columbia’s knowledge, except as set forth in the Columbia SEC Reports, each director and executive officer of Columbia has filed with the SEC on a timely basis all statements required by Section 16(a) of the 1934 Act and the rules and regulations thereunder since January 1, 2002. As used in this Section 3.6, the term “file” shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC. To the extent required, Columbia and The Columbia Bank have in place “disclosure controls and procedures” as defined in Rules 13a-15(e) and 15(d)-15(e) of the 1934 Act to allow Columbia’s management to make timely decisions regarding required disclosures and to make the certifications of the Chief Executive Officer and Chief Financial Officer of Columbia required under the 1934 Act. Since March 31, 2005, there has not been any material change in the internal controls utilized by Columbia to assure that its consolidated financial statements conform with GAAP. Without limiting the generality of the foregoing, Columbia’s disclosure controls and procedures are designed and maintained to ensure that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences, (v) all information (both financial and non-financial) required to be disclosed by Columbia in the reports that it files or submits under the 1934 Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and (vi) all such information is accumulated and communicated to Columbia’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the Chief Executive Officer and Chief Financial Officer of Columbia required under the 1934 Act with respect to such reports. None of Columbia’s or any Columbia Subsidiary’s records, systems, controls, data or information are recorded, stored, maintained, operated or otherwise wholly or partly dependent on or held by any means (including any electronic, mechanical or photographic process, whether computerized or not) which (including all means of access thereto and therefrom) are not under the exclusive ownership and direct control of the Columbia or the Columbia Subsidiaries or their independent accountants.

(g) Each of the Chief Executive Officer and the Chief Financial Officer of Columbia has signed, and Columbia has furnished to the SEC, all certifications required by Sections 302 and 906 of the SOX Act; such certifications contain no qualifications or exceptions to the matters certified therein and have not been modified or withdrawn; and neither Columbia nor any of its officers has received notice from any Governmental Entity questioning or challenging the accuracy, completeness, form or manner of filing or submission of such certifications.

(h) Columbia heretofore has provided to Fulton complete and correct copies of all certifications filed with the SEC pursuant to Sections 302 and 906 of the SOX Act and to the Knowledge of Columbia, the matters and statements made in such certificates were true as of the date thereof.

Section 3.7 Absence of Undisclosed Liabilities. Except as disclosed in Schedule 3.7, or as reflected, noted or adequately reserved against in the Columbia Balance Sheet, at March 31, 2005, Columbia had no material liabilities (whether accrued, absolute, contingent or otherwise) which were required to be reflected, noted or reserved against in the Columbia Balance Sheet under GAAP. Except as disclosed in Schedule 3.7, Columbia and the Columbia Subsidiaries have not incurred, since March 31, 2005, any such liability, other than liabilities of the same nature as those set forth in the Columbia Balance Sheet, all of which have been incurred in the Ordinary Course of Business. For purposes of this Agreement, the term “Ordinary Course of Business” shall mean the ordinary course of business consistent with Columbia’s and the Columbia Subsidiaries’ customary business practices.

Section 3.8 Absence of Changes. Since March 31, 2005, Columbia and the Columbia Subsidiaries have each conducted their businesses in the Ordinary Course of Business and, except as disclosed in Schedule 3.8, neither Columbia nor the Columbia Subsidiaries have undergone any changes in their condition (financial or otherwise), assets, liabilities, business, results of operations or future prospects other than changes in the Ordinary Course of Business, which have been, in the aggregate, materially adverse as to Columbia and the Columbia Subsidiaries on a consolidated basis (a “Columbia Material Adverse Effect”).

Section 3.9 Dividends, Distributions and Stock Purchases. Since March 31, 2005, Columbia has not declared, set aside, made or paid any dividend or other distribution in respect of the Columbia Common Stock, or purchased, issued or sold any shares of Columbia Common Stock or the Columbia Subsidiaries Common Equity, other than as described in the Columbia SEC Reports.

Section 3.10 Taxes. Columbia and The Columbia Bank have filed all federal, state, county, municipal and foreign tax returns, reports and declarations which are required to be filed by them or either of them as of March 31, 2005. Except as disclosed in Schedule 3.10: (i) Columbia and The Columbia Bank have paid all taxes, penalties and interest which have become due pursuant thereto or which became due pursuant to federal, state, county, municipal or foreign tax laws applicable to the periods covered by the foregoing tax returns, (ii) neither Columbia nor the Columbia Subsidiaries have received any notice of deficiency or assessment of additional taxes, and no tax audits are in process; and (iii) the Internal Revenue Service (the “IRS”) has not

commenced or given notice of an intention to commence any examination or audit of the federal income tax returns of Columbia or The Columbia Bank for any year through and including the year ended December 31, 2004. Except as disclosed in Schedule 3.10, neither Columbia nor the Columbia Subsidiaries have granted any waiver of any statute of limitations or otherwise agreed to any extension of a period for the assessment of any federal, state, county, municipal or foreign income tax. The accruals and reserves reflected in the Columbia Balance Sheet for taxes (including interest and penalties, if any, thereon) have been made in accordance with GAAP.

Section 3.11 Title to and Condition of Assets. Except as disclosed in Schedule 3.11, Columbia and the Columbia Subsidiaries have good and marketable title to all material consolidated real and personal properties and assets reflected in the Columbia Balance Sheet or acquired subsequent to March 31, 2005, (other than property and assets disposed of in the Ordinary Course of Business), free and clear of all liens or encumbrances of any kind whatsoever; provided, however, that the representations and warranties contained in this sentence do not cover liens or encumbrances that: (i) are reflected in the Columbia Balance Sheet or in Schedule 3.11; (ii) represent liens of current taxes not yet due or which, if due, may be paid without penalty, or which are being contested in good faith by appropriate proceedings; and (iii) represent such imperfections of title, liens, encumbrances, zoning requirements and easements, if any, as are not substantial in character, amount or extent and do not materially detract from the value, or interfere with the present use, of the properties and assets subject thereto. The material structures and other improvements to real estate, furniture, fixtures and equipment reflected in the Columbia Balance Sheet or acquired subsequent to March 31, 2005: (A) are in good operating condition and repair (ordinary wear and tear excepted), and (B) comply in all material respects with all applicable laws, ordinances and regulations, including without limitation all building codes, zoning ordinances and other similar laws, except where any noncompliance would not materially detract from the value, or interfere with the present use, of such structures, improvements, furniture, fixtures and equipment. Columbia and the Columbia Subsidiaries own or have the right to use all real and personal properties and assets that are material to the conduct of their respective businesses as presently conducted.

Section 3.12 Contracts.

(a) Each written or oral contract entered into by Columbia or the Columbia Subsidiaries (other than loan agreements, promissory notes, deeds of trust and other contracts with customers reasonably entered into by Columbia or the Columbia Subsidiaries in the Ordinary Course of Business) which involves aggregate payments or receipts in excess of $100,000 per year, including without limitation every employment contract, employee benefit plan, agreement, lease, license, indenture, mortgage and other commitment to which either Columbia or the Columbia Subsidiaries are a party or by which Columbia or the Columbia Subsidiaries or any of their properties may be bound (collectively referred to herein as “Material Contracts”) is identified in Schedule 3.12. Except as disclosed in Schedule 3.12, all Material Contracts are enforceable against Columbia or the Columbia Subsidiaries, as the case may be, and Columbia or the Columbia Subsidiaries have in all material respects performed all obligations required to be performed by them to date and are not in default in any material respect and Columbia has no Knowledge (as defined in Section 3.13) of any default by a third party under a

Material Contract. Schedule 3.12 identifies all Material Contracts which require the consent or approval of third parties to the execution and delivery of this Agreement or to the consummation of the transactions contemplated herein.

(b) Except for the Warrant Agreement and as set forth in Schedule 3.12, as of the date of this Agreement, neither Columbia nor the Columbia Subsidiaries is a party to, or bound by, any oral or written:

(i) “material contract” as such term is defined in Item 601(b)(10) of Regulation S-K promulgated by the SEC;

(ii) consulting agreement involving the payment of more than $100,000 per annum or extending for a period longer than one year;

(iii) agreement with any officer or other key employee the benefits of which are contingent, or the terms of which are materially altered, upon the occurrence of a transaction of the nature contemplated by this Agreement;

(iv) agreement with respect to any officer providing any term of employment or compensation guarantee extending for a period longer than one year or for a payment in excess of $100,000;

(v) agreement or plan, including any stock option plan, stock appreciation rights plan, employee stock ownership plan, restricted stock plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement;

(vi) agreement containing covenants that limit its ability to compete in any line of business or with any person, or that involve any restriction on the geographic area in which, or method by which, it may carry on its business (other than as may be required by law or any regulatory agency);

(vii) agreement, contract or understanding, other than this Agreement, and the Warrant Agreement, regarding the capital stock of Columbia and/or The Columbia Bank or committing to dispose of some or all of the capital stock or substantially all of the assets of Columbia and/or The Columbia Bank;

(viii) collective bargaining agreement, contract, or other agreement or understanding with a labor union or labor organization;

(ix) deferred compensation plan or arrangement; or

(x) joint venture agreements.

Section 3.13 Litigation and Governmental Directives. Except as disclosed in Schedule 3.13, (i) there is no litigation, investigation or proceeding pending, or to the Knowledge (as that term is defined below) of Columbia or the Columbia Subsidiaries, threatened, that involves Columbia or the Columbia Subsidiaries or any of their properties and that, if determined adversely, would have a Columbia Material Adverse Effect; (ii) there are no outstanding orders, writs, injunctions, judgments, decrees, regulations, directives, consent agreements or memoranda of understanding issued by any federal, state or local court or governmental agency or authority or arbitration tribunal (each, a “Governmental Entity”) issued against or with the consent of Columbia or the Columbia Subsidiaries that would have a Columbia Material Adverse Effect or that materially restricts the right of Columbia or the Columbia Subsidiaries to carry on their businesses as presently conducted taken as a whole; and (iii) neither Columbia nor the Columbia Subsidiaries have Knowledge of any fact or condition presently existing that might give rise to any litigation, investigation or proceeding which, if determined adversely to either Columbia or the Columbia Subsidiaries, would have a Columbia Material Adverse Effect or would materially restrict the right of Columbia or the Columbia Subsidiaries to carry on their businesses as presently conducted taken as a whole. All litigation (except for bankruptcy proceedings in which Columbia or the Columbia Subsidiaries have filed proofs of claim) in which Columbia or the Columbia Subsidiaries are involved as a plaintiff (other than routine collection and foreclosure suits initiated in the Ordinary Course of Business) in which the amount sought to be recovered is greater than $125,000 is identified in Schedule 3.13. In this Agreement, the terms “Knowledge of Columbia or The Columbia Bank” and “Knowledge of Columbia and the Columbia Subsidiaries” shall mean the actual knowledge of the Contract Employees (as defined in Section 3.17).

Section 3.14 Compliance with Laws; Governmental Authorizations. Except as disclosed in Schedule 3.14 or where noncompliance would not have a Columbia Material Adverse Effect: (i) Columbia and the Columbia Subsidiaries are in compliance with all statutes, laws, ordinances, rules, regulations, judgments, orders, decrees, directives, consent agreements, memoranda of understanding, permits, concessions, grants, franchises, licenses, and other governmental authorizations or approvals applicable to Columbia or the Columbia Subsidiaries or to any of their properties; and (ii) all material permits, concessions, grants, franchises, licenses and other governmental authorizations and approvals necessary for the conduct of the business of Columbia or the Columbia Subsidiaries as presently conducted have been duly obtained and are in full force and effect, and there are no proceedings pending or, to the Knowledge of Columbia threatened, which may result in the revocation, cancellation, suspension or materially adverse modification of any thereof.

Section 3.15 Insurance. All policies of insurance relating to Columbia’s and the Columbia Subsidiaries’ operations (except for title insurance policies), including without limitation all financial institutions bonds, held by or on behalf of Columbia or the Columbia Subsidiaries are listed in Schedule 3.15. All such policies of insurance are in full force and effect, and no notices of cancellation have been received in connection therewith.

Section 3.16 Financial Institutions Bonds. Since January 1, 2000, The Columbia Bank has continuously maintained in full force and effect one or more financial institutions bonds listed in Schedule 3.16 insuring The Columbia Bank against acts of dishonesty by each of its employees. No claim has been made under any such bond and The Columbia Bank has no Knowledge of any fact or condition presently existing which might form the basis of a claim under any such bond. The Columbia Bank has received no notice that its present financial institutions bond or bonds will not be renewed by its carrier on substantially the same terms as those now in effect.

Section 3.17 Labor Relations and Employment Agreements. Neither Columbia nor any of the Columbia Subsidiaries is a party to or bound by any collective bargaining agreement. To their Knowledge, Columbia and the Columbia Subsidiaries enjoy good working relationships with their employees, and there are no labor disputes pending, or to the Knowledge of Columbia or The Columbia Bank threatened, that would have a Columbia Material Adverse Effect. Except as disclosed in Schedule 3.17, neither Columbia nor any of the Columbia Subsidiaries has any employment contract, change of control agreement or policy, severance agreement, deferred compensation agreement, consulting agreement or similar obligation (including any related amendments, each an “Employment Obligation”) with any director, officer, employee, agent or consultant; provided however, that, as of the date of this Agreement (and effective as of the Effective Time), each of John M. Bond, Jr. and John A. Scaldara, Jr. (the “Contract Employees”) has executed employment agreements (the “Employment Agreements”) with Fulton and The Columbia Bank so as to, among other things, (i) consent to certain changes in their respective duties, powers and functions following the Merger, such agreements to be substantially in the form of Exhibit D attached hereto and (ii) provide for the payment of a portion of the “change of control” payments due under their existing employment agreements with Columbia or The Columbia Bank. Except as disclosed in Schedule 3.17, as of the Effective Time (as defined in Section 9.2 herein), neither Columbia nor the Columbia Subsidiaries will have any liability for employee termination rights arising out of any Employment Obligation and neither the execution of this Agreement nor the consummation of the Merger shall, by itself, entitle any employee of Columbia or the Columbia Subsidiaries to any “change of control” payments or benefits. Except as set forth on Schedule 3.17, no payment that is owed or may become due to any director, officer, employee, or agent of Columbia or any Columbia Subsidiary as a result of the consummation of the Merger will be non-deductible to Columbia or any Columbia Subsidiary or subject to tax under IRC § 280G or § 4999; nor, except as set forth on Schedule 3.17, will Columbia or any Columbia Subsidiary be required to “gross up” or otherwise compensate any such person because of the imposition of any excise tax on a payment to such person as a result of the consummation of the Merger.

Section 3.18 Employee Benefit Plans. All employee benefit plans, contracts or arrangements to which Columbia or the Columbia Subsidiaries are a party or by which Columbia or the Columbia Subsidiaries are bound, including without limitation all pension, retirement, deferred compensation, savings, incentive, bonus, profit sharing, stock purchase, stock option, life insurance, death or survivor’s benefit, health insurance, sickness, disability, medical, surgical, hospital, severance, layoff or vacation plans, contracts or arrangements (collectively the “Columbia Benefit Plans”), but not including the Employment Obligations described in Section 3.17, are identified in Schedule 3.18. Each of the Columbia Benefit Plans which is an “employee pension benefit plan” as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”; each such Plan being herein called a “Columbia Pension Plan”) is exempt from tax under Sections 401 and 501 of the Code and has been maintained and operated in material compliance with all applicable provisions of the Code and ERISA, except where a failure to so comply would not result in a material liability. No “prohibited transaction” (as such term is defined in Section 4975 of the Code or Section 406 of ERISA) and not otherwise exempt under ERISA or the Code has occurred in respect of the Columbia Pension Plans. There have been no material breaches of fiduciary duty by any fiduciary under or with respect to the Columbia Pension Plans or any other Columbia Benefit Plan which is an employee welfare benefit plan as defined in Section 3(1) of ERISA, and no claim is pending or, to the Knowledge of Columbia, threatened with respect to any Columbia Benefit Plan other than claims for benefits made in the Ordinary Course of Business. Neither Columbia nor the Columbia Subsidiaries have incurred any material penalty imposed by the Code or by ERISA with respect to the Columbia Pension Plans or any other Columbia Benefit Plan. Within the past five years, there has not been any audit of any Columbia Benefit Plan by the U.S. Department of Labor or the IRS.

Section 3.19 Related Party Transactions.

(a) Except as disclosed in Schedule 3.19, neither Columbia nor any of the Columbia Subsidiaries has any contract, extension of credit, or business arrangement of any kind with any of the following persons: (i) any executive officer or director (including any person who has served in such capacity since January 1, 2000) of Columbia or any of the Columbia Subsidiaries; (ii) any stockholder owning five percent (5%) or more of the outstanding Columbia Common Stock; and (iii) any “associate” (as defined in Rule 405 under the 1933 Act) of the foregoing persons or any business in which any of the foregoing persons is an officer, director, employee or five percent (5%) or greater equity owner. Each such contract or extension of credit disclosed in Schedule 3.19, except as otherwise specifically described therein, has been made in the Ordinary Course of Business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable arms’ length transactions with other persons that do not involve more than a normal risk of collectability or present other unfavorable features.

(b) Except as disclosed in Schedule 3.19, Columbia has not, since July 30, 2002, extended or maintained credit, arranged for the extension of credit, or renewed an extension of credit, in the form of a personal loan to or for any director or executive officer (or equivalent thereof) of Columbia. Schedule 3.19 identifies any loan or extension of credit maintained by Columbia to which the second sentence of Section 13(k)(l) of the 1934 Act applies.

Section 3.20 No Finder. Except as disclosed in Schedule 3.20, neither Columbia nor any of the Columbia Subsidiaries have paid or become obligated to pay any fee or commission of any kind whatsoever to any investment banker, broker, finder, financial advisor or other intermediary for, on account of or in connection with the transactions contemplated in this Agreement.

Section 3.21 Complete and Accurate Disclosure. Neither this Agreement (insofar as it relates to Columbia, the Columbia Subsidiaries, the Columbia Common Stock, the Columbia Subsidiaries’ Common Equity, and the involvement of Columbia and the Columbia Subsidiaries in the transactions contemplated hereby) nor any Exhibits or Schedules to this Agreement nor the Financial Statements delivered by Columbia to Fulton pursuant to Section 3.6 contains any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

Section 3.22 Environmental Matters. Except as disclosed in Schedule 3.22, neither Columbia nor any of the Columbia Subsidiaries has any material liability relating to any environmental contaminant, pollutant, toxic or hazardous waste or other similar substance that has been generated, used, stored, processed, disposed of or discharged onto any of the real estate now or previously owned or acquired (including without limitation any real estate acquired by means of foreclosure or exercise of any other creditor’s right) or leased by Columbia or any of the Columbia Subsidiaries and which is required to be reflected, noted or adequately reserved against in Columbia’s consolidated financial statements under GAAP. In particular, without limiting the generality of the foregoing sentence, but subject to the materiality and financial statement disclosure standards therein, except as disclosed in Schedule 3.22, neither Columbia nor any of the Columbia Subsidiaries have environmental liabilities based on their use or incorporation of: (i) any materials containing asbestos in any building or other structure or improvement located on any of the real estate now or previously owned or acquired (including without limitation any real estate acquired by means of foreclosure or exercise of any other creditor’s right) or leased by Columbia or any of the Columbia Subsidiaries; (ii) any electrical transformers, fluorescent light fixtures with ballasts or other equipment containing PCB’s on any of the real estate now or previously owned or acquired (including without limitation any real estate acquired by means of foreclosure or exercise of any other creditor’s right) or leased by Columbia or any of the Columbia Subsidiaries; or (iii) any underground storage tanks for the storage of gasoline, petroleum products or other toxic or hazardous wastes or similar substances located on any of the real estate now or previously owned or acquired (including without limitation any real estate acquired by means of foreclosure or exercise of any other creditor’s right) or leased by Columbia or any of the Columbia Subsidiaries.

Section 3.23 Proxy Statement/Prospectus. At the time the Proxy Statement/Prospectus (as defined in Section 6.1(b) herein) is mailed to the stockholders of Columbia and at all times subsequent to such mailing, up to and including the Effective Time, the Proxy Statement/Prospectus (including any pre- and post-effective amendments and supplements thereto), with respect to all information relating to Columbia, the Columbia Subsidiaries, Columbia Common Stock, the Columbia Subsidiaries Common Equity and all actions taken and statements made by Columbia and the Columbia Subsidiaries in connection with the transactions contemplated herein (except for information provided by Fulton to Columbia or the Columbia Subsidiaries) will: (i) comply in all material respects with applicable provisions of the 1933 Act, and the 1934 Act and the applicable rules and regulations of the SEC thereunder; and (ii) not contain any statement which, at the time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact, or omit to state any material fact that is required to be stated therein or necessary in order (A) to make the statements therein not false or misleading, or (B) to correct any statement in an earlier communication with respect to the Proxy Statement/Prospectus which has become false or misleading.

Section 3.24 SEC Filings. No registration statement, offering circular, proxy statement, schedule or report filed and not withdrawn by Columbia or The Columbia Bank with the SEC under the 1933 Act or the 1934 Act, on the date of effectiveness (in the case of any registration statement or offering circular) or on the date of filing (in the case of any report or schedule) or on the date of mailing (in the case of any proxy statement), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

Section 3.25 Reports. Columbia and The Columbia Bank have filed all material reports, registrations and statements that are required to be filed with the Federal Reserve Board (the “FRB”), the Federal Deposit Insurance Company (“FDIC”), the Commissioner of Financial Regulation, Maryland Department of Labor, Licensing and Regulation (the “Department”) and any other applicable federal, state or local governmental or regulatory authorities and such reports, registrations and statements referred to in this Section 3.25 were, as of their respective dates, in compliance in all material respects with all of the statutes, rules and regulations enforced or promulgated by the governmental or regulatory authority with which they were filed; provided, however, that the failure to file any such report, registration, or statement or the failure of any report, registration or statement to comply with the applicable regulatory standard shall not be deemed to be a breach of the foregoing representation unless such failure has or may have a Columbia Material Adverse Effect. Columbia has furnished Fulton with, or made available to Fulton, copies of all such filings made in the last three fiscal years and in the period from January 1, 2005 through the date of this Agreement. Columbia is required to file reports with the SEC pursuant to Section 12 of the 1934 Act, and Columbia has made all appropriate filings under the 1934 Act and the rules and regulations promulgated thereunder; provided, however, that the failure to make any such filing shall not be deemed to be a breach of the foregoing representation unless such failure has or may have a Columbia Material Adverse Effect. The Columbia Common Stock is traded on NASDAQ under the symbol “CBMD”.

Section 3.26 Loan Portfolio of The Columbia Bank.

(a) Attached hereto as Schedule 3.26 is a list of (i) all outstanding commercial loans, commercial loan commitments and commercial letters of credit of The Columbia Bank in excess of $3,000,000, (ii) all loans of The Columbia Bank classified by The Columbia Bank or any regulatory authority as “Monitor,” “Substandard,” “Doubtful” or “Loss,” (iii) all commercial and mortgage loans of The Columbia Bank classified as “non-accrual,” and (iv) all commercial loans of The Columbia Bank classified as “in substance foreclosed.”

(b) The Columbia Bank has adequately reserved for or charged off loans in accordance with applicable regulatory requirements, United States GAAP and current written policies of The Columbia Bank.

(c) Except as set forth on Schedule 3.26, The Columbia Bank does not engage in so-called “subprime Section 32 lending.” For the purposes of this representation, “subprime Section 32 lending” shall be deemed to refer to programs that target borrowers with weakened credit histories typically characterized by payment delinquencies, previous charge-offs, judgments or bankruptcies, or that target borrowers with questionable repayment capacity evidenced by low credit scores or high debt-burden ratios.

Section 3.27 Investment Portfolio. Attached hereto as Schedule 3.27 is a list of all securities held by Columbia and the Columbia Subsidiaries for investment, showing the holder, principal amount, book value and market value of each security as of a recent date, and of all short-term investments held by them as of March 31, 2005. These securities are free and clear of all liens, pledges and encumbrances, except as shown on Schedule 3.27. Except as set forth on Schedule 3.27, the investment portfolio of Columbia or the Columbia Subsidiaries does not include any financial derivatives.

Section 3.28 Regulatory Examinations.

(a) Except for normal examinations conducted by a regulatory agency in the Ordinary Course of Business, to Columbia’s Knowledge, no regulatory agency has initiated any material proceeding or investigation into the business or operations of Columbia or any of the Columbia Subsidiaries within the past three (3) years. Except as otherwise disclosed in Schedule 3.28, neither Columbia nor any of the Columbia Subsidiaries have received any notice from any regulatory agency relating to any examinations of Columbia and any of the Columbia Subsidiaries which would have a Columbia Material Adverse Effect.

(b) Neither Columbia nor any of the Columbia Subsidiaries are required to divest any assets currently held by it or discontinue any activity currently conducted as a result of the Federal Deposit Insurance Corporation Improvement Act of 1991, any regulations promulgated thereunder, or otherwise which would have a Columbia Material Adverse Effect.

Section 3.29 Regulatory Agreements and Matters.

(a) Except as set forth on Schedule 3.29, on the date hereof, neither Columbia nor The Columbia Bank is a party to any assistance agreement, directive, commitment letter, supervisory agreement or letter, memorandum of understanding, consent order, cease and desist order, or condition of any regulatory order, decree or similar directive with or by the FDIC, the FRB, the Department or any other financial services regulatory agency having jurisdiction over Columbia or The Columbia Bank that relates to the conduct of the business of Columbia or The Columbia Bank, nor has Columbia or The Columbia Bank been advised by any such regulatory agency or other governmental entity that it is considering issuing or requesting any such agreement, order or decree.

(b) No report has been made by any attorney to Columbia’s chief legal officer, chief executive officer, board of directors (or committee thereof) or other representative pursuant to 17 CFR Part 205.

(c) Columbia is, or will timely be in all material respects, in compliance with all current and proposed listing and corporate governance requirements of NASDAQ, and is in compliance in all material respects, and will continue to remain in compliance following the Effective Time, with all rules, regulations, and requirements of the SOX Act and the SEC.

(d) Each of Columbia and its senior financial officers has had the opportunity to consult with Columbia’s independent auditors and with Columbia’s outside counsel with respect to, and (to the extent applicable to the Company) is familiar in all material respects, with all of the requirements of the SOX Act. Columbia’s directors have had the opportunity to consult with Columbia’s independent auditors and with Columbia’s outside counsel with respect to, and (to the extent applicable to the Company) each has a reasonable understanding in all material respects, of all of the requirements of the SOX Act. The Company is in material compliance with the provisions of the SOX Act applicable to it as of the date hereof and has implemented such programs and has taken reasonable steps, upon the advice of Columbia’s independent auditors and outside counsel, respectively, to ensure Columbia’s future compliance (not later than the relevant statutory and regulatory deadlines therefor) and all provisions of the SOX Act which shall become applicable to Columbia after the date hereof.

Section 3.30 Beneficial Ownership of Fulton Common Stock. Columbia and the Columbia Subsidiaries do not, and prior to the Effective Time, Columbia and the Columbia Subsidiaries will not, own beneficially (within the meaning of SEC Rule 13d 3(d)(1)) more than five percent (5%) of the outstanding shares of Fulton Common Stock.

Section 3.31 Fairness Opinion. Columbia’s Board of Directors has received a written opinion from Danielson Associates Inc. to be updated in writing prior to the publication of the Proxy Statement/Prospectus (a copy of such updated written opinion being provided simultaneously to Fulton at the time of receipt), to the effect that the Conversion Ratio and the Cash Consideration, at the time of execution of this Agreement and the mailing of the Proxy Statement/Prospectus, is fair to Columbia’s stockholders from a financial point of view.

ARTICLE IV - REPRESENTATIONS AND WARRANTIES OF FULTON

Fulton represents and warrants to Columbia, as of the date of this Agreement and as of the date of the Closing, as follows:

Section 4.1 Authority. The execution and delivery of this Agreement and the consummation of the transactions contemplated herein have been authorized by the Board of Directors of Fulton, and no other corporate or shareholder action on the part of Fulton is necessary to authorize this Agreement or consummate the transactions contemplated herein. This Agreement has been duly executed and delivered by Fulton and, assuming due authorization, execution and delivery by Columbia, constitutes a valid and binding obligation of Fulton, enforceable against Fulton in accordance with its terms, subject to the Bankruptcy and Equity Exceptions. The execution, delivery and consummation of this Agreement will not constitute a violation or breach of or default under the Articles of Incorporation or Bylaws of Fulton or any statute, rule, regulation, order, decree or directive of any governmental authority or court applicable to Fulton, agreement, contract, memorandum of understanding, indenture or other instrument to which Fulton is a party or by which Fulton or any of its properties are bound.

Section 4.2 Organization and Standing. Fulton is a business corporation that is duly organized, validly existing and in good standing under the laws of the Commonwealth of Pennsylvania. Fulton is a registered financial holding company under the BHC Act and has full power and lawful authority to own and hold its properties and to carry on its business as presently conducted.

Section 4.3 Capitalization. The authorized capital of Fulton consists exclusively of 600,000,000 shares of Fulton Common Stock and 10,000,000 shares of preferred stock without par value (the “Fulton Preferred Stock”). As of July 21, 2005, there were 172,118,122 shares of Fulton Common Stock validly issued, fully paid and non-assessable and 15,311,691 shares are held as treasury shares. No shares of Fulton Preferred Stock have been issued as of the date of this Agreement, and Fulton has no present intention to issue any shares of Fulton Preferred Stock. As of the date of this Agreement, there are no outstanding obligations, options or rights of any kind entitling other persons to acquire shares of Fulton Common Stock or shares of Fulton Preferred Stock and there are no outstanding securities or other instruments of any kind convertible into shares of Fulton Common Stock or into shares of Fulton Preferred Stock, except as follows: (i) 5,837,659 shares of Fulton Common Stock were issuable upon the exercise of outstanding stock options granted under the Fulton Incentive Stock Option Plan and the Fulton Employee Stock Purchase Plan and (ii) there were outstanding 172,118,122 Rights representing the right under certain circumstances to purchase shares of Fulton Common Stock pursuant to the terms of a Fulton Rights Agreement and (iii) 2,671,846 shares of Fulton Common Stock reserved from time to time for issuance pursuant to Fulton’s Employee Stock Purchase and Dividend Reinvestment Plans. All shares of Fulton Common Stock that are issued in the Merger shall include purchase Rights under the Fulton Rights Agreement unless, prior to the Effective Date, all Rights issued under said Agreement shall have been redeemed by Fulton without a Distribution Date having occurred under such Agreement.

Section 4.4 Articles of Incorporation and Bylaws. The copies of the Articles of Incorporation, as amended, and of the Bylaws, as amended, of Fulton that have been delivered to Columbia are true, correct and complete.

Section 4.5 Subsidiaries. Schedule 4.5 contains a list of all subsidiaries (“Fulton Subsidiaries”) which Fulton owns, directly or indirectly. Except as otherwise disclosed on Schedule 4.5: (i) Fulton owns, directly or indirectly, all of the outstanding shares of capital stock of each Fulton Subsidiary, and (ii) as of the date of this Agreement: (A) there are no outstanding obligations, options or rights of any kind entitling persons (other than Fulton or any Fulton Subsidiary) to acquire shares of capital stock of any Fulton Subsidiary, and (B) there are no outstanding securities or other instruments of any kind held by persons (other than Fulton or any Fulton Subsidiary) that are convertible into shares of capital stock of any Fulton Subsidiary. Each Fulton Subsidiary is duly organized, validly existing and in good standing under the laws of the jurisdiction pursuant to which it is incorporated. Each Fulton Subsidiary has full power and lawful authority to own and hold its properties and to carry on its business as presently conducted. Each Fulton Subsidiary which is a banking institution is an insured bank under the provisions of the FDI Act.

Section 4.6 Financial Statements.

(a) Fulton has delivered to Columbia the following financial statements: Consolidated Balance Sheets at December 31, 2004 and 2003 and Consolidated Statements of Income, Consolidated Statements of Stockholders’ Equity, and Consolidated Statements of Cash Flows for the years ended December 31, 2004, 2003 and 2002, audited by KPMG LLP and set forth in the Annual Report to the shareholders of Fulton for the year ended December 31, 2004, and unaudited Consolidated Balance Sheets as of March 31, 2005, unaudited Consolidated Statements of Income for the three-month periods ended March 31, 2005 and 2004, and unaudited Consolidated Statements of Cash Flows for the three-months ended March 31, 2005 and 2004 as filed with the SEC in a Quarterly Report on Form 10-Q (the Consolidated Balance Sheet as of March 31, 2005 being hereinafter referred to as the “Fulton Balance Sheet”). Each of the foregoing financial statements fairly presents the consolidated financial position, assets, liabilities and results of operations and cash flows of Fulton at their respective dates and for the respective periods then ended and has been prepared in accordance with GAAP, except as otherwise noted in a footnote thereto.

(b) Except (A) as reflected in Fulton’s unaudited balance sheet at March 31, 2005 or liabilities described in any notes thereto (or liabilities for which neither accrual nor footnote disclosure is required pursuant to GAAP) or (B) for liabilities incurred in the ordinary course of business since March 31, 2005 consistent with past practices or in connection with this Agreement or the transactions contemplated hereby, neither Fulton nor any of the Fulton Subsidiaries has any material liabilities or obligations of any nature. Schedule 4.6 lists and Fulton has delivered to Columbia copies of the documentation creating or governing, all securitization transactions and “off-balance sheet arrangements” (as defined in Item 303(c) of Regulation S-K of the SEC) effected by Fulton or the Fulton Subsidiaries since KPMG LLP expressed its opinion with respect to the financial statements of Fulton and the Fulton Subsidiaries included in the Fulton SEC Reports (including the related notes).

(c) KPMG LLP is and has been (x) since September 24, 2003, a registered public accounting firm (as defined in Section 2(a)(12) of the SOX Act), (y) throughout the periods covered by such financial statements, “independent” with respect to Fulton within the meaning of Regulation S-X, and (z) since May 6, 2003, in compliance with subsections (g) through (l) of Section 10A of the 1934 Act and the related Rules of the SEC and the Public Company Accounting Oversight Board. Schedule 4.6 lists all non-audit services performed by KPMG LLP for Fulton and the Fulton Subsidiaries since January 1, 2002.

(d) Each of Fulton and the Fulton Subsidiaries maintains accurate books and records reflecting its assets and liabilities and maintains proper and adequate internal accounting controls which provide assurance that (i) transactions are executed with management’s authorization; (ii) transactions are recorded as necessary to permit preparation of the consolidated financial statements of Fulton and to maintain accountability for Fulton’s consolidated assets; (iii) access to Fulton’s assets is permitted only in accordance with management’s authorization; (iv) the reporting of Fulton’s assets is compared with existing assets at regular intervals; and (v) accounts, notes and other receivables and inventory are recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis.

(e) Fulton has, on a timely basis, filed all forms, reports and documents required to be filed by it with the SEC since January 1, 2002. Schedule 4.6 lists, and except to the extent available in full without redaction on the SEC’s website through EDGAR has delivered to Columbia copies in the form filed with the SEC of (i) Fulton’s Annual Reports on Form 10-K for each fiscal year of Fulton’s beginning since January 1, 2002, (ii) its Quarterly Reports on Form 10-Q for each of the first three fiscal quarters in each of the fiscal years of Fulton referred to in clause (i) above, (iii) all proxy statements relating to Fulton’s meetings of stockholders (whether annual or special) held, and all information statements relating to stockholder consents since the beginning of the first fiscal year referred to in clause (i) above, (iv) all certifications and statements required by (x) the SEC’s Order dated June 27, 2002 pursuant to Section 21(a)(1) of the 1934 Act (File No. 4-460), (y) 18 U.S.C. §1350 (Section 906 of the SOX Act) with respect to any report referred to in clause (i) or (iii) above, (v) all other forms, reports, registration statements and other documents (other than preliminary materials if the corresponding definitive materials have been provided to Columbia pursuant to this Section 4.6) filed by Fulton with the SEC since the beginning of the first fiscal year referred to in clause (i) above (the forms, reports, registration statements and other documents referred to in clauses (i), (ii), (iii), (iv) and (v) above are, collectively, the “Fulton SEC Reports” and, to the extent available in full without redaction on the SEC’s website through EDGAR two days prior to the date of this Agreement, are, collectively, the “Filed Fulton SEC Reports”), and (vi) all comment letters received by Fulton from the Staff of the SEC since January 1, 2002 and all responses to such comment letters by or on behalf of Fulton. The Fulton SEC Reports (x) were or will be prepared in accordance with the requirements of the 1933 Act and the 1934 Act, as the case may be, and the rules and regulations thereunder and (y) did not at the time they were filed with the SEC, or will not at the time they are filed with the SEC contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. No Fulton Subsidiary is or has been required to file any form, report, registration statement or other document with the SEC.

(f) Fulton maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the 1934 Act; such controls and procedures are effective to ensure that all material information concerning Fulton and the Fulton Subsidiaries is made known on a timely basis to the individuals responsible for the preparation of Fulton’s filings with the SEC and other public disclosure documents. Schedule 4.6 lists, and Fulton has delivered to Columbia copies of, all written descriptions of, and all policies, manuals and other documents promulgating, such disclosure controls and procedures. To Fulton’s knowledge, each director and executive officer of Fulton has filed with the SEC on a timely basis all statements required by Section 16(a) of the 1934 Act and the rules and regulations thereunder since January 1, 2002. As used in this Section 4.6, the term “file” shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC. To the extent required, Fulton has in place “disclosure controls and procedures” as defined in Rules 13a-15(e) and 15(d)-15(e) of the 1934 Act to allow Fulton’s management to make timely decisions regarding required disclosures and to make the certifications of the Chief Executive Officer and Chief Financial Officer of Fulton required under the 1934 Act. Since March 31, 2005, there has not been any material change in the internal controls utilized by Fulton to assure that its consolidated financial statements conform with GAAP. Without limiting the generality of the foregoing, Fulton’s disclosures and controls are designed and maintained to ensure that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences, (v) all information (both financial and non-financial) required to be disclosed by Fulton in the reports that it files or submits under the 1934 Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and (vi) all such information is accumulated and communicated to Fulton’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the Chief Executive Officer and Chief Financial Officer of Fulton required under the 1934 Act with respect to such reports. None of Fulton’s or any Fulton Subsidiary’s records, systems, controls, data or information are recorded, stored, maintained, operated or otherwise wholly or partly dependent on or held by any means (including any electronic, mechanical or photographic process, whether computerized or not) which (including all means of access thereto and therefrom) are not under the exclusive ownership and direct control of the Fulton or the Fulton Subsidiaries or their independent accountants.

(g) Each of the Chief Executive Officer and the Chief Financial Officer of Fulton has signed, and Fulton has furnished to the SEC, all certifications required by Sections 302 and 906 of the SOX Act; such certifications contain no qualifications or exceptions to the matters certified therein and have not been modified or withdrawn; and neither Fulton nor any of its officers has received notice from any Governmental Entity questioning or challenging the accuracy, completeness, form or manner of filing or submission of such certifications.

(h) Fulton heretofore has provided to Columbia complete and correct copies of all certifications filed with the SEC pursuant to Sections 302 and 906 of the SOX Act and hereby reaffirms, represents and warrants to Columbia the matters and statements made in such certificates.

Section 4.7 Absence of Undisclosed Liabilities. Except as disclosed in Schedule 4.7 or as reflected, noted or adequately reserved against in the Fulton Balance Sheet, at March 31, 2005, Fulton had no material liabilities (whether accrued, absolute, contingent or otherwise) which were required to be reflected, noted or reserved against in the Fulton Balance Sheet under GAAP. Except as disclosed in Schedule 4.7, since March 31, 2005, Fulton has not incurred any such liability other than liabilities of the same nature as those set forth in the Fulton Balance Sheet, all of which have been reasonably incurred in the ordinary course of business consistent with Fulton’s customary business practices (the “Ordinary Course of Business of Fulton”).

Section 4.8 Absence of Changes; Dividends, Etc. Since March 31, 2005 (a) there has not been any material and adverse change in the condition (financial or otherwise), results of operations, assets, liabilities, business or future prospects of Fulton and the Fulton Subsidiaries on a consolidated basis (a “Fulton Material Adverse Effect”) and (b) except as disclosed in Schedule 4.8, Fulton has not declared, set aside, made or paid any dividend or other distribution in respect of the Fulton Common Stock, or purchased, issued or sold any shares of Fulton Common Stock or the Fulton Subsidiaries Common Stock.

Section 4.9 Litigation and Governmental Directives. Except as disclosed in Schedule 4.9: (i) there is no litigation, investigation or proceeding pending, or to the knowledge of Fulton or the Fulton Subsidiaries threatened, that involves Fulton or any Fulton Subsidiary or its properties and that, if determined adversely to Fulton or the Fulton Subsidiary, would have a Fulton Material Adverse Effect; (ii) there are no outstanding orders, writs, injunctions, judgments, decrees, regulations, directives, consent agreements or memoranda of understanding issued by any federal, state or local court or governmental agency or authority or of any arbitration tribunal issued against or with the consent of Fulton against Fulton which would have a Fulton Material Adverse Effect or materially restrict the right of Fulton to carry on its business as presently conducted; and (iii) Fulton has no knowledge of any fact or condition presently existing that might give rise to any litigation, investigation or proceeding which, if determined adversely to Fulton, would have a Fulton Material Adverse Effect or materially restrict the right of Fulton to carry on its business as presently conducted.

Section 4.10 Compliance with Laws; Governmental Authorizations. Except as disclosed in Schedule 4.10 or where noncompliance would not have a Fulton Material Adverse Effect: (i) Fulton and each of the Fulton Subsidiaries are in compliance with all statutes, laws, ordinances, rules, regulations, judgments, orders, decrees, directives, consent agreements, memoranda of understanding, permits, concessions, grants, franchises, licenses, and other governmental authorizations or approvals applicable to their respective operations and properties; and (ii) all permits, concessions, grants, franchises, licenses and other governmental authorizations and approvals necessary for the conduct of the respective businesses of Fulton and each of the Fulton Subsidiaries as presently conducted have been duly obtained and are in full force and effect, and there are no proceedings pending or threatened which may result in the revocation, cancellation, suspension or materially adverse modification of any thereof.

Section 4.11 Complete and Accurate Disclosure. Neither this Agreement (insofar as it relates to Fulton, the Fulton Subsidiaries, Fulton Common Stock, and the involvement of Fulton in the transactions contemplated hereby) nor any Exhibits or Schedules to this Agreement nor the Financial Statements delivered by Fulton to Columbia pursuant to Section 4.6 contains any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

Section 4.12 Labor Relations. Neither Fulton nor any of the Fulton Subsidiaries is a party to or bound by any collective bargaining agreement. To its knowledge, Fulton and each of the Fulton Subsidiaries enjoy good working relationships with their employees, and there are no labor disputes pending, or to the knowledge of Fulton or any Fulton Subsidiary threatened, that would have a Fulton Material Adverse Effect.

Section 4.13 Employee Benefit Plans. Fulton’s contributory profit-sharing plan, defined benefits pension plan and 401(k) plan (hereinafter collectively referred to as the “Fulton Pension Plans”) are exempt from tax under Sections 401 and 501 of the Code, have been maintained and operated in compliance with all applicable provisions of the Code and ERISA, are not subject to any accumulated funding deficiency within the meaning of ERISA and the regulations promulgated thereunder, and do not have any outstanding liability to the Pension Benefit Guaranty Corporation (the “PBGC”). No “prohibited transaction” or “reportable event” (as such terms are defined in the Code or ERISA) has occurred with respect to the Fulton Pension Plans or any other employee benefit plan to which Fulton or any of the Fulton Subsidiaries are a party or by which Fulton or any of the Fulton Subsidiaries are bound (each hereinafter called a “Fulton Benefit Plan”). There have been no breaches of fiduciary duty by any fiduciary under or with respect to the Fulton Pension Plans or any other Fulton Benefit Plan, and no claim is pending or threatened with respect to any Fulton Benefit Plan other than claims for benefits made in the Ordinary Course of Business of Fulton. Neither Fulton or any of the Fulton Subsidiaries have incurred any liability for any tax imposed by Section 4975 of the Code or for any penalty imposed by the Code or by ERISA with respect to the Fulton Pension Plans or any other Fulton Benefit Plan. There has not been any audit of any Fulton Benefit Plan by the U.S. Department of Labor, the IRS or the PBGC since 1990.

Section 4.14 Environmental Matters. Except as disclosed in Schedule 4.14, Fulton has no material liability relating to any environmental contaminant, pollutant, toxic or hazardous waste or other similar substance that has been used, generated, stored, processed, disposed of or discharged onto any of the real estate now or previously owned or acquired (including without limitation any real estate acquired by means of foreclosure or other exercise of any creditor’s right) or leased by Fulton and which is required to be reflected, noted or adequately reserved against in Fulton’s consolidated financial statements under GAAP. In particular, without limiting the generality of the foregoing sentence, but subject to the materiality standard therein, except as disclosed in Schedule 4.14, neither Fulton nor any of the Fulton Subsidiaries have used or incorporated: (i) any materials containing asbestos in any building or other structure or improvement located on any of the real estate now or previously owned or acquired (including without limitation any real estate acquired by means of foreclosure or exercise of any other creditor’s right) or leased by Fulton or any of the Fulton Subsidiaries; (ii) any electrical transformers, fluorescent light fixtures with ballasts or other equipment containing PCB’s on any of the real estate now or previously owned or acquired (including without limitation any real estate acquired by means of foreclosure or exercise of any other creditor’s right) or leased by

Fulton or any of the Fulton Subsidiaries; or (iii) any underground storage tanks for the storage of gasoline, petroleum products or other toxic or hazardous wastes or similar substances located on any of the real estate now or previously owned or acquired (including without limitation any real estate acquired by means of foreclosure or exercise of any other creditor’s right) or leased by Fulton or any of the Fulton Subsidiaries.

Section 4.15 SEC Filings. No registration statement, offering circular, proxy statement, schedule or report filed and not withdrawn by Fulton with the SEC under the 1933 Act or the 1934 Act, on the date of effectiveness (in the case of any registration statement or offering circular) or on the date of filing (in the case of any report or schedule) or on the date of mailing (in the case of any proxy statement), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

Section 4.16 Proxy Statement/Prospectus. At the time the Proxy Statement/Prospectus (as defined in Section 6.1(b)) is mailed to the stockholders of Columbia and at all times subsequent to such mailing, up to and including the Effective Time, the Proxy Statement/Prospectus (including any pre- and post-effective amendments and supplements thereto), with respect to all information relating to Fulton, Fulton Common Stock, and actions taken and statements made by Fulton in connection with the transactions contemplated herein (other than information provided by Columbia or The Columbia Bank to Fulton), will: (i) comply in all material respects with applicable provisions of the 1933 Act and 1934 Act and the applicable rules and regulations thereunder; and (ii) not contain any statement which, at the time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact, or omits to state any material fact that is required to be stated therein or necessary in order (A) to make the statements therein not false or misleading, or (B) to correct any statement in an earlier communication with respect to the Proxy Statement/Prospectus which has become false or misleading.

Section 4.17 Regulatory Approvals. Fulton is not aware of any reason why any of the required regulatory approvals to be obtained in connection with the Merger should not be granted by such regulatory authorities or why such regulatory approvals should be conditioned on any requirement which would be a significant impediment to Fulton’s ability to carry on its business.

Section 4.18 No Finder. Fulton has not paid or become obligated to pay any fee or commission of any kind whatsoever to any investment banker, broker, finder, advisor or other intermediary for, on account of, or in connection with the transactions contemplated in this Agreement.

Section 4.19 Taxes. Fulton has filed, or, as disclosed in Schedule 4.19 has received extension for filing, all federal, state, county, municipal and foreign tax returns, reports and declarations which are required to be filed by it as of December 31, 2004. Except as disclosed in Schedule 4.19, (i) Fulton has paid all taxes, penalties and interest which have become due pursuant thereto or which became due pursuant to federal, state, county, municipal or foreign tax laws applicable to the periods covered by the foregoing tax returns, (ii) Fulton has not received any notice of deficiency or assessment of additional taxes; (iii) the IRS has not commenced or given notice of an intention to commence any examination or audit of the federal income tax returns of Fulton for any year through and including the year ended December 31, 2004. Except as disclosed in Schedule 4.19, Fulton has not granted any waiver of any statute of limitations or otherwise agreed to any extension of a period for the assessment of any federal, state, county, municipal or foreign income tax. Except as disclosed in Schedule 4.19, the accruals and reserves reflected in the Fulton Balance Sheet for taxes (including interest and penalties, if any, thereon) have been made in accordance with GAAP.

Section 4.20 Title to and Condition of Assets. Fulton has good and marketable title to all material consolidated real and personal properties and assets reflected in the Fulton Balance Sheet or acquired subsequent to March 31, 2005 (other than property and assets disposed of in the Ordinary Course of Business of Fulton), free and clear of all liens or encumbrances of any kind whatsoever; provided, however, that the representations and warranties contained in this sentence do not cover liens or encumbrances that: (i) are reflected in the Fulton Balance Sheet; (ii) represent liens of current taxes not yet due or which, if due, may be paid without penalty, or which are being contested in good faith by appropriate proceedings; and (iii) represent such imperfections of title, liens, encumbrances, zoning requirements and easements, if any, as are not substantial in character, amount or extent and do not materially detract from the value, or interfere with the present or proposed use, of the properties and assets subject thereto. Fulton owns or has the right to use all real and personal properties and assets that are material to the conduct of its business as presently conducted.

Section 4.21 Contracts. All Fulton Material Contracts are enforceable against Fulton, and Fulton has in all material respects performed all obligations required to be performed by it to date and is not in default in any material respect and has no knowledge of any default by a third party under a Fulton Material Contract. “Fulton Material Contracts” shall be defined as each written or oral contract entered into by Fulton or any Fulton Subsidiary (other than contracts with customers reasonably entered into by Fulton in the Ordinary Course of Business of Fulton) which involves aggregate payments or receipts in excess of $500,000 per year, including without limitation every employment contract, employee benefit plan, agreement, lease, license, indenture, mortgage and other commitment to which either Fulton or a Fulton Subsidiary is a party or by which Fulton or any of the Fulton Subsidiaries or any of their properties may be bound.

Section 4.22 Insurance. All policies of insurance relating to operations of Fulton, including without limitation all financial institutions bonds, held by or on behalf of Fulton are in full force and effect, and no notices of cancellation have been received in connection therewith.

Section 4.23 Reports. Fulton and the Fulton Subsidiaries have filed all material reports, registrations and statements that are required to be filed with the FRB, the FDIC, the Pennsylvania Department of Banking (the “Pennsylvania Department”), and any other applicable federal, state or local governmental or regulatory authorities and such reports, registrations and statements referred to in this Section 4.23 were, as of their respective dates, in compliance in all material respects with all of the statutes, rules and regulations enforced or promulgated by the governmental or regulatory authority with which they were filed; provided, however, that the failure to file any such report, registration or statement or the failure of any report, registration or statement to comply with the applicable regulatory standard shall not be deemed to be a breach of the foregoing representation unless such failure has or may have a material adverse impact on Fulton and the Fulton Subsidiaries on a consolidated basis. Fulton has furnished Columbia with, or made available to Columbia, copies of all such filings made in the last three fiscal years and in the period from January 1, 2005 through the date of this Agreement. Fulton is required to file reports with the SEC pursuant to Section 12 of the 1934 Act, and Fulton has made all appropriate filings under the 1934 Act and the rules and regulations promulgated thereunder; provided, however, that the failure to make any such filing shall not be deemed to be a breach of the foregoing representation unless such failure has or may have a material adverse impact on Fulton and the Fulton subsidiaries. The Fulton Common Stock is traded on NASDAQ under the symbol “FULT.”

Section 4.24 Regulatory Agreements and Matters.

(a) Except as set forth on Schedule 4.24, on the date hereof, neither Fulton nor any Fulton Subsidiary is a party to any assistance agreement, directive, commitment letter, supervisory agreement or letter, memorandum of understanding, consent order, cease and desist order, or condition of any regulatory order, decree or similar directive with or by the FDIC, the FRB, the Pennsylvania Department or any other financial services regulatory agency having jurisdiction over Fulton or any Fulton Subsidiary that relates to the conduct of the business of Fulton or any Fulton Subsidiary Bank, nor has Fulton or any Fulton Subsidiary been advised by any such regulatory agency or other governmental entity that it is considering issuing or requesting any such agreement, order or decree.

(b) No report has been made by any attorney to Fulton’s chief legal officer, chief executive officer, board of directors (or committee thereof) or other representative pursuant to 17 CFR Part 205.

(c) Fulton is, or will timely be in all material respects, in compliance with all current and proposed listing and corporate governance requirements of NASDAQ, and is in compliance in all material respects, and will continue to remain in compliance following the Effective Time, with all rules, regulations, and requirements of the SOX Act and the SEC.

(d) Fulton is in material compliance with the provisions of the SOX Act applicable to it as of the date hereof and has implemented such programs and has taken reasonable steps, upon the advice of Fulton’s independent auditors and outside counsel, respectively, to ensure Fulton’s future compliance (not later than the relevant statutory and regulatory deadlines therefore) and all provisions of the SOX Act which shall become applicable to Fulton after the date hereof.

Section 4.25 Regulatory Examinations. Except for normal examinations conducted by a regulatory agency in the Ordinary Course of Business of Fulton, to Fulton’s knowledge, no regulatory agency has initiated any material proceeding or investigation into the business or operations of Fulton within the past three (3) years. Fulton has not received any notice objection from any regulatory agency relating to any examinations of Fulton which would have a Fulton Material Adverse Effect.

Fulton is not required to divest any assets currently held by it or discontinue any activity currently conducted as a result of the Federal Deposit Insurance Corporation Improvement Act of 1991, any regulations promulgated thereunder, or otherwise which would have a materially adverse effect on Fulton.

ARTICLE V - COVENANTS OF COLUMBIA

From the date of this Agreement until the Effective Time, Columbia covenants and agrees to do, and shall cause the Columbia Subsidiaries to do, the following:

Section 5.1 Conduct of Business. Except as otherwise consented to by Fulton in writing (such consent not to be unreasonably withheld) or as set forth on Schedule 5.1, Columbia and the Columbia Subsidiaries shall:

(i) use all reasonable efforts to carry on their respective businesses in, and only in, the Ordinary Course of Business;

(ii) use all reasonable efforts to preserve their present business organizations, to retain the services of substantially all of their present officers and employees, and to maintain their relationships with customers, suppliers and others having business dealings with Columbia or any of the Columbia Subsidiaries;

(iii) maintain all of their structures, equipment and other real property and tangible personal property in good repair, order and condition, except for ordinary wear and tear and damage by unavoidable casualty;

(iv) use all reasonable efforts to preserve or collect all material claims and causes of action belonging to Columbia or any of the Columbia Subsidiaries;

(v) keep in full force and effect all insurance policies now carried by Columbia or any of the Columbia Subsidiaries;

(vi) perform in all material respects each of their obligations under all Material Contracts to which Columbia or any of the Columbia Subsidiaries are a party or by which any of them may be bound or which relate to or affect their properties, assets and business;

(vii) maintain their books of account and other records in the Ordinary Course of Business;

(viii) comply in all material respects with all statutes, laws, ordinances, rules and regulations, decrees, orders, consent agreements, memoranda of understanding and other federal, state, and local governmental directives applicable to Columbia or any of the Columbia Subsidiaries and to the conduct of their businesses;

(ix) not amend Columbia’s or any of the Columbia Subsidiaries’ Certificate of Incorporation or Bylaws, except in accordance with the terms hereof or to the extent necessary to consummate the transactions contemplated by this Agreement;

(x) not enter into or assume any Material Contract, incur any material liability or obligation, or make any material commitment, except in the Ordinary Course of Business;

(xi) not make any material acquisition or disposition of any properties or assets (except for acquisitions or dispositions of properties or assets in accordance with any Material Contract disclosed on Schedule 3.12 or which do not exceed, in any case, $100,000), or subject any of their properties or assets to any material lien, claim, charge, or encumbrance of any kind whatsoever, except for loan and investment activity engaged in the Ordinary Course of Business and consistent with past practice;

(xii) not knowingly take or permit to be taken any action which would constitute or cause a material breach of any representation, warranty or covenant set forth in this Agreement as of or subsequent to the date of this Agreement or as of the Effective Date;

(xiii) except as permitted in Section 5.10 herein, not declare, set aside or pay any dividend or make any other distribution in respect of Columbia Common Stock;

(xiv) not authorize, purchase, redeem, issue (except upon the exercise of outstanding options under the Columbia Stock Option Plans) or sell (or grant options or rights to purchase or sell) any shares of Columbia Common Stock or any other equity or debt securities of Columbia (other than the Warrant or the Columbia Common Stock issuable under the Warrant);

(xv) not increase the rate of compensation of, pay a bonus or severance compensation to, establish or amend any Columbia Benefit Plan, except as required by law, or enter into or amend any Employment Obligation, severance or “change in control” agreement or arrangement with any officer, director, employee or consultant of Columbia or any of the Columbia Subsidiaries, except that Columbia and the Columbia Subsidiaries may grant reasonable salary increases and bonuses to their officers and employees in the Ordinary Course of Business to the extent consistent with past practice, in magnitude and otherwise;

(xvi) not enter into any related party transaction of the kind contemplated in Section 3.19 herein;

(xvii) in determining the additions to loan loss reserves and the loan write-offs, writedowns and other adjustments that reasonably should be made by The Columbia Bank and classifying, valuing and retaining its investment portfolio, during the fiscal year ending December 31, 2005 and thereafter, Columbia and the Columbia Subsidiaries shall act in accordance with GAAP and shall advise Fulton of, and provide Fulton with the opportunity to comment on, any material changes thereto;

(xviii) file with appropriate federal, state, local and other governmental agencies all tax returns and other material reports required to be filed, pay in full or make adequate provisions for the payment of all taxes, interest, penalties, assessments or deficiencies shown to be due on tax returns or by any taxing authorities and report all information on such returns truthfully, accurately and completely;

(xix) not renew any existing contract for services, goods, equipment or the like or enter into, amend in any material respect or terminate any contract or agreement (including without limitation any settlement agreement with respect to litigation) involving an amount in excess of $250,000 or for a term of one year or more;

(xx) except as permitted by (xi) above, not make any capital expenditures other than in the Ordinary Course of Business or as necessary to maintain existing assets in good repair;

(xxi) not make application for the opening or closing of any, or open or close any, branches or automated banking facility except as disclosed on Schedule 5.1(xxi);

(xxii) not make any equity investment or commitment to make such an investment in real estate or in any real estate development project, other than in connection with foreclosures, settlements in lieu of foreclosure or troubled loan or debt restructuring in the Ordinary Course of Business consistent with customary banking practice;

(xxiii) not take any other action which would cause the Merger not to qualify as a tax-free reorganization under Section 368 of the Code; and

(xxiv) following receipt of both stockholder and regulatory approval of the Merger and upon agreement as to the Effective Date by Fulton and Columbia, conform its practices to the standards used by Fulton, with respect to its investment and loan portfolios and loan loss reserve; provided, however, (A) in taking such actions, Columbia shall not be required to breach any existing contractual obligations and (B) any such actions taken at the request of Fulton shall be subject to the provisions of subparagraph (a) of Section 7.2(f) herein.

Section 5.2 Best Efforts. Columbia and the Columbia Subsidiaries shall cooperate with Fulton and shall use their best efforts to do or cause to be done all things necessary or appropriate on their part in order to fulfill the conditions precedent set forth in Article VII of this Agreement and to consummate the transactions contemplated by this Agreement, including the Merger. In particular, without limiting the generality of the foregoing sentence, Columbia and the Columbia Subsidiaries shall: (i) cooperate with Fulton in the preparation of all required applications for regulatory approval of the transactions contemplated by this Agreement and in the preparation of the Registration Statement (as defined in Section 6.1(b)); and (ii) cooperate with Fulton in making Columbia’s and the Columbia Subsidiaries’ employees reasonably available for training by Fulton at Columbia’s and the Columbia Subsidiaries’ facilities prior to the Effective Time, to the extent that such training is deemed reasonably necessary by Fulton to ensure that Columbia’s and the Columbia Subsidiaries’ facilities will be properly operated in accordance with Fulton’s policies after the Merger.

Section 5.3 Access to Properties and Records. Columbia and the Columbia Subsidiaries shall give to Fulton and its authorized employees and representatives (including without limitation its counsel, accountants, economic and environmental consultants and other designated representatives) such access during normal business hours to all properties, books, contracts, documents and records of Columbia and the Columbia Subsidiaries as Fulton may reasonably request, subject to the obligation of Fulton and its authorized employees and representatives to maintain the confidentiality of all nonpublic information concerning Columbia and the Columbia Subsidiaries obtained by reason of such access and subject to applicable law.

Section 5.4 Subsequent Financial Statements. Between the date of signing of this Agreement and the Effective Time, Columbia and the Columbia Subsidiaries shall promptly prepare and deliver to Fulton as soon as practicable all internal monthly and quarterly financial statements, all quarterly and annual reports to stockholders and all reports to regulatory authorities prepared by or for either Columbia or any of the Columbia Subsidiaries (which additional financial statements and reports are hereinafter collectively referred to as the “Additional Columbia Financial Statements”). Columbia shall be deemed to make the representations and warranties set forth in Section 3.6, 3.7 and 3.8 to Fulton with respect to the Additional Columbia Financial Statements upon delivery thereof.

Section 5.5 Update Schedules. Columbia or any of the Columbia Subsidiaries shall promptly disclose to Fulton in writing any material change, addition, deletion or other modification to the information set forth in its Schedules hereto.

Section 5.6 Notice. Columbia or any of the Columbia Subsidiaries shall promptly notify Fulton in writing of any actions, claims, investigations, proceedings or other developments which, if pending or in existence on the date of this Agreement, would have been required to be disclosed to Fulton in order to ensure the accuracy of the representations and warranties set forth in this Agreement or which otherwise would have a Columbia Material Adverse Effect or restrict in any material manner their ability to carry on their respective businesses as presently conducted.

Section 5.7 No Solicitation.

(a) Columbia and the Columbia Subsidiaries shall not, and shall not authorize or permit any of their officers, directors or employees or any investment banker, financial advisor or attorney to initiate or encourage or take any other action to facilitate (including by way of furnishing non-public information) any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, an Acquisition Proposal, provided, however, that if, at any time the Board of Directors of Columbia determines in good faith, after consultation with outside counsel, that failure to do so would be inconsistent with their responsibilities under Maryland law, Columbia, in response to a written Acquisition Proposal that (i) was unsolicited or that did not otherwise result from a breach of this Section, and (ii) may lead to a Superior Proposal, Columbia and the Columbia Subsidiaries may (x) furnish non-public information with respect to Columbia or the Columbia Subsidiaries to the person who made such Acquisition Proposal pursuant to a customary confidentiality agreement and (y) participate in negotiations regarding such Acquisition Proposal. Without limiting the foregoing, it is understood that any violation of the restrictions set forth in the preceding sentence by any director or officer of Columbia or any of the Columbia Subsidiaries or any investment banker, financial advisor, attorney, accountant, or other representative of Columbia or any of the Columbia Subsidiaries, whether or not acting on behalf of Columbia or any of its subsidiaries, shall be deemed to be a breach of this Section by Columbia.

(b) Columbia shall call a meeting of its stockholders to be held as promptly as practicable for the purpose of voting upon this Agreement and shall take, in good faith, all actions which are necessary or appropriate on its part in order to secure the approval of this Agreement by its stockholders at the meeting, including recommending the approval of this Agreement by Columbia’s stockholders; provided, however, that Columbia’s Board of Directors shall not be required to take any action otherwise required by this sentence that it has determined in good faith, after consultation with outside counsel, would be inconsistent with their responsibilities under Maryland law.

(c) The Board of Directors of Columbia shall not (1) fail to recommend this Agreement, withdraw or modify, or propose to withdraw or modify, in a manner adverse to Fulton, its approval or recommendation of this Agreement or the Merger unless there is an Acquisition Proposal outstanding, (2) approve or recommend, or propose to approve or recommend, an Acquisition Proposal or (3) cause Columbia to enter into any letter of intent, agreement in principle, acquisition agreement or other agreement with respect to an Acquisition Proposal unless the Board of Directors of Columbia shall have determined in good faith after consultation with outside counsel, that failure to do so would be inconsistent with their responsibilities under Maryland law and that the applicable Acquisition Proposal is a Superior Proposal.

(d) Nothing contained in this Section shall prohibit Columbia from at any time taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a) promulgated under the 1934 Act, as amended, provided, however, that neither Columbia nor its Board of Directors shall, except as permitted by paragraph (b) or (c) of this section, propose to approve or recommend, an Acquisition Proposal.

(e) Columbia shall promptly (but in any event within one day) advise Fulton orally and in writing of any Acquisition Proposal or any inquiry regarding the making of an Acquisition Proposal including any request for information, the material terms and conditions of such request, Acquisition Proposal or inquiry and the identity of the person making such request, Acquisition Proposal or inquiry. Columbia will, to the extent reasonably practicable, keep Fulton fully informed of the status and details (including amendments or proposed amendments) of any such request, Acquisition Proposal or inquiry.

(i) In the event the Board of Directors of Columbia takes any of the actions set forth in clauses (1), (2) and/or (3) of Section 5.7(c) in compliance with the standards therein, such action shall allow termination of this Agreement by Fulton under Section 8.1(b)(iii) herein which shall be treated in the same manner as termination under Section 8.1(a) herein and shall allow exercise of the Warrant. In the event the Board of Directors of Columbia takes any of the actions set forth in clauses (1), (2) and/or (3) of Section 5.7(c) without compliance with the standards therein, such action shall constitute a breach allowing termination of this Agreement by Fulton under Section 8.1(b)(iii) herein which shall be treated in the same manner as termination by Fulton under Section 8.1(b)(i) herein and shall allow exercise of the Warrant.

(ii) This Agreement may be terminated by Columbia prior to the stockholders meeting of Columbia if (A) the Board of Directors of Columbia shall have determined in good faith after consultation with outside counsel that failure to do so would be reasonably likely to be inconsistent with their responsibilities under Maryland law, (B) it is not in breach of its obligations under this Section 5.7 in any material respect and has complied with, and continues to comply with, all requirements and procedures of this Section 5.7 in all material respects and the Board of Directors of Columbia has authorized, subject to complying with the terms of this Agreement, Columbia to enter into a binding written agreement for a transaction that constitutes a Superior Proposal and Columbia notifies Fulton in writing that it intends to enter into such agreement, attaching the most current version of such agreement to such notice; (C) Fulton does not make, within five (5) business days after receipt of Columbia’s written notice of its intention to enter into a binding agreement for a Superior Proposal, any offer that the Board of Directors of Columbia reasonably and in good faith determines, after consultation with its financial and legal advisors, is at least as favorable to the stockholders of Columbia as the Superior Proposal and during such period Columbia reasonably considers and discusses in good faith all proposals submitted by Fulton and, without limiting the foregoing, meets with, and causes its financial and legal advisors to meet with, Fulton and its advisors from time to time as required by Fulton to consider and discuss in good faith Fulton’s proposals, and (D) prior to Columbia’s termination pursuant to this Section 5.7(e)(ii), Columbia confirms in writing that such termination allows exercise of the Warrant. Columbia agrees (x) that it will not enter into a binding agreement referred to in clause (B) above until at least the five (5) business days after Fulton has received the notice to Fulton required by clause (C) and (y) to notify Fulton promptly if its intention to enter into a binding agreement referred to in its notice to Fulton shall change at any time after giving such notice.

(f) For the purpose of this Section 5.7:

(i) “Acquisition Proposal” shall mean a written proposal or written offer (other than by another party hereto) for a tender or exchange offer for securities of Columbia or any of the Columbia Subsidiaries, or a merger, consolidation or other business combination involving an acquisition of Columbia or any of the Columbia Subsidiaries or any proposal to acquire in any manner a substantial equity interest in or a substantial portion of the assets of Columbia or any of the Columbia Subsidiaries.

(ii) A “Superior Proposal” shall be an Acquisition Proposal that the Board of Directors of Columbia believes in good faith (after consultation with its financial advisor) is reasonably capable of being completed, taking into account all relevant legal, financial, regulatory and other aspects of the Acquisition Proposal and the source of its financing, on the terms proposed and, believes in good faith (after consultation with its financial advisor), would, if consummated, result in a transaction more favorable to the stockholders of Columbia from a financial point of view, than the transactions contemplated by this Agreement and believes in good faith (after consultation with its financial advisor) that the person making such Acquisition Proposal has, or is reasonably likely to have or obtain, any necessary funds or customary commitments to provide any funds necessary to consummate such Acquisition Proposal.

Section 5.8 Affiliate Letters. Columbia shall use its best efforts to deliver or cause to be delivered to Fulton, at or before the Closing, a letter from each of the executive officers and directors of Columbia and shall use its best efforts to obtain and deliver such a letter from each stockholder of Columbia who may be deemed to be an “affiliate” (as that term is defined for purposes of Rules 145 and 405 promulgated by the SEC under the 1933 Act) of Columbia, in form and substance satisfactory to Fulton and Columbia, under the terms of which each such officer, director or stockholder acknowledges and agrees to abide by all limitations imposed by the 1933 Act and by all rules, regulations and releases promulgated thereunder by the SEC with respect to the sale or other disposition of the shares of Fulton Common Stock to be received by such person pursuant to this Agreement.

Section 5.9 No Purchases or Sales of Fulton Common Stock During Price Determination Period. Columbia and the Columbia Subsidiaries shall not, and shall use their best efforts to ensure that their executive officers and directors do not, and shall use their best efforts to ensure that each stockholder of Columbia who may be deemed an “affiliate” (as defined in SEC Rules 145 and 405) of Columbia does not, purchase or sell on NASDAQ, or submit a bid to purchase or an offer to sell on NASDAQ, directly or indirectly, any shares of Fulton Common Stock or any options, rights or other securities convertible into shares of Fulton Common Stock during the Price Determination Period, provided, however, that Columbia may purchase shares of Columbia Common Stock in the ordinary course of business during the Price Determination Period for the benefit of Columbia’s Benefit Plans or Columbia’s Dividend Reinvestment Plan.

Section 5.10 Dividends. Between the date of this Agreement and the Effective Date, Columbia shall not declare or pay cash dividends on the Columbia Common Stock; provided, however, that (a) Columbia may declare and pay a quarterly dividend of up to $0.17 per share on the Columbia Common Stock on each of (i) July 28, 2005; and (ii) October 28, 2005, provided that the Effective Date does not occur (or is not expected to occur) on or before the record date for the dividend on Fulton Common Stock scheduled to be paid on or about October 14, 2005; and (b) Columbia may declare and pay a quarterly dividend of up to $0.19 per share on the Columbia Common Stock on each of (i) January 25, 2006, provided that the Effective Date does not occur (or is not expected to occur) on or before the record date for the dividend on the Fulton Common Stock scheduled to be paid on or about January 16, 2006; (ii) April 14, 2006, provided that the Effective Date does not occur (or is not expected to occur) on or before the record date for the dividend on the Fulton Common Stock scheduled to be paid on or about April 14, 2006 and (iii) July 28, 2006, provided that the Effective Date does not occur (or is not expected to occur) on or before the record date for the dividend on the Fulton Common Stock scheduled to be paid on or about July 14, 2006 (it being the intent of Fulton and Columbia that Columbia be permitted to pay a dividend on the Columbia Common Stock on the dates indicated in subsections (a)(ii), (b)(i), (ii) and (iii) above only if the stockholders of Columbia, upon becoming shareholders of Fulton, would not be entitled to receive a dividend on the Fulton Common Stock on the payment dates indicated in such subsections.

Section 5.11 Internal Controls. Between the date of this Agreement and the Closing Date, Columbia shall permit Fulton senior officers to meet with the Chief Financial Officer of Columbia and other officers responsible for the Columbia Financial Statements, the internal controls of Columbia and the disclosure controls and procedures of Columbia to discuss such matters as Fulton may deem reasonably necessary or appropriate for Fulton to satisfy its obligations under Sections 302, 404 and 906 of the SOX Act and any rules and regulations relating thereto. Fulton shall have continuing access through the Effective Time to both the Columbia books and records and internal audit team for the purpose of ongoing assessment of internal controls and shall cause its outside auditors to provide any documentation regarding Columbia’s internal control to Fulton and cause its auditors to be available for discussions with Fulton’s representatives regarding Columbia’s systems of internal controls.

Section 5.12 Certain Matters, Certain Revaluations, Changes and Adjustments.

Notwithstanding that Columbia believes that it and the Columbia Subsidiaries have established all reserves and taken all provisions for possible loan losses required by GAAP and applicable laws, rules and regulations, Columbia recognizes that Fulton may have adopted different loan, accrual and reserve policies (including loan classifications and levels of reserves for possible loan losses). At or before the Effective Time, upon the request of Fulton and

Fulton’s written confirmation that all conditions precedent under Article VII (other than the delivery of customary closing documents) have been satisfied or waived, and in order to formulate the plan of integration for the Merger, Columbia shall, consistent with GAAP, modify and change its loan, litigation and real estate valuation policies and practices (including loan classifications and levels of reserves) so as to be applied consistently on a mutually satisfactory basis with those of Fulton and establish such accruals and reserves as shall be necessary to reflect Merger-related expenses and costs incurred by Columbia and its Subsidiaries, provided, however, that Columbia shall not be required to take such action prior to receipt of stockholder and regulatory approvals; and provided further, however, that no accrual or reserve made by Columbia or any Columbia Subsidiary pursuant to this Section 5.12 or any litigation or regulatory proceeding arising out of any such accrual or reserve, shall constitute or be deemed to be a breach, violation of or failure to satisfy any representation, warranty, covenant, condition or other provision of this Agreement or otherwise be considered in determining whether any such breach, violation or failure to satisfy shall have occurred.

Section 5.13 Other Policies. Between the date of this Agreement and the Effective Time, Columbia shall cooperate with Fulton to reasonably conform the policies and procedures of Columbia and its Subsidiaries regarding applicable regulatory matters to those of Fulton and the Fulton Subsidiaries, as Fulton may reasonably identify to Columbia from time to time, provided, however, that implementation of such conforming actions may at Columbia’s discretion be delayed until the time period following satisfaction of the conditions set forth in Section 5.12.

Section 5.14 Other Transactions. Columbia acknowledges that Fulton may be in the process of acquiring other banks and financial institutions or in offering securities to the public and that in connection with such transactions, information concerning Columbia and its Subsidiaries may be required to be included in the registration statements, if any, for the sale of securities of Fulton or in SEC reports in connection with such transactions. Fulton shall provide Columbia and its counsel with copies of such registration statements at the time of filing. Columbia agrees to provide Fulton with any information, certificates, documents or other materials about Columbia and the Columbia Subsidiaries as are reasonably necessary to be included in such SEC reports or registration statements, including registration statements which may be filed by Fulton prior to the Effective Time. Columbia shall use its reasonable efforts to cause its attorneys and accountants to provide Fulton and any underwriters for Fulton with any consents, comfort letters, opinion letters, reports or information which are necessary to complete the registration statements and applications for any such acquisition or issuance of securities. Fulton shall not file with the SEC any registration statement or amendment thereto or supplement thereof containing information regarding Columbia unless Columbia shall have consented in writing to such filing, which consent shall not be unreasonably delayed or withheld.

Section 5.15 Transaction Expenses of Columbia.

(a) Columbia shall cause its and the Columbia Subsidiaries’ professionals to render monthly invoices within 30 days after the end of each month. Columbia shall advise Fulton monthly of all out-of-pocket expenses which Columbia and the Columbia Subsidiaries have incurred in connection with the transactions contemplated hereby.

Columbia shall not, and shall cause each of the Columbia Subsidiaries not to, pay fees and expenses to its accountants or attorneys on any basis different than the basis on which such professionals would be paid in the absence of any business combination.

(b) Columbia, in reasonable consultation with Fulton and at Fulton’s expense, shall make all arrangements with respect to the printing and mailing of the Prospectus/Proxy Statement.

ARTICLE VI - COVENANTS OF FULTON

From the date of this Agreement until the Effective Time, or until such later date as may be expressly stipulated in any Section of this Article VI, Fulton covenants and agrees to do the following:

Section 6.1 Best Efforts. Fulton shall cooperate with Columbia and the Columbia Subsidiaries and shall use its best efforts to do or cause to be done all things necessary or appropriate on its part in order to fulfill the conditions precedent set forth in Article VII of this Agreement and to consummate the transactions contemplated by this Agreement, including the Merger. In particular, without limiting the generality of the foregoing sentence, Fulton agrees to do the following:

(a) Applications for Regulatory Approval. Fulton shall promptly prepare and file, with the cooperation and assistance of (and after review by) Columbia and its counsel and accountants, all required applications for regulatory approval of the transactions contemplated by this Agreement, including without limitation applications for approval under the BHC Act and the Financial Institutions Article of the Annotated Code of Maryland, as amended.

(b) Registration Statement. Fulton shall promptly prepare, with the cooperation and assistance of (and after review by) Columbia and its counsel and accountants, and file with the SEC a registration statement (the “Registration Statement”) for the purpose of registering under the 1933 Act the shares of Fulton Common Stock to be issued to stockholders of Columbia under the provisions of this Agreement and a proxy statement and prospectus which is prepared as a part thereof (the “Proxy Statement/Prospectus”) for the purpose of registering under the 1933 Act the shares of Fulton Common Stock to be issued to the stockholders of Columbia, and the soliciting of the proxies of Columbia’s stockholders in favor of the Merger, under the provisions of this Agreement. Fulton may rely upon all information provided to it by Columbia and The Columbia Bank in connection with the preparation of the Proxy Statement/Prospectus and Fulton shall not be liable for any untrue statement of a material fact or any omission to state a material fact in the Registration Statement, or in the Proxy Statement/Prospectus, if such statement is made by Fulton in reliance upon any information provided to Fulton by Columbia or the Columbia Subsidiaries or by any of their officers, agents or representatives. Fulton shall provide a draft of the Registration Statement to Columbia and its counsel for comment and review at least ten (10) business days in advance of the anticipated filing date.

(c) State Securities Laws. Fulton, with the cooperation and assistance of Columbia and its counsel and accountants, shall promptly take all such actions as may be necessary or appropriate in order to comply with all applicable securities laws of any state having jurisdiction over the transactions contemplated by this Agreement.

(d) Stock Listing. Fulton, with the cooperation and assistance of Columbia and its counsel and accountants, shall promptly take all such actions as may be necessary or appropriate in order to list the shares of Fulton Common Stock to be issued in the Merger on NASDAQ.

(e) Adopt Amendments. Fulton shall not adopt any amendments to its charter or bylaws or other organizational documents that would alter the terms of Fulton’s Common Stock or could reasonably be expected to have a material adverse effect on the ability of Fulton to perform its obligations under this Agreement.

(f) Tax Treatment. Fulton shall take no action which would have the effect of causing the Merger not to qualify as a tax-free reorganization under Section 368 of the Code.

Section 6.2 Access to Properties and Records. Fulton shall give to Columbia and to its authorized employees and representatives (including without limitation Columbia’s counsel, accountants, economic and environmental consultants and other designated representatives) such access during normal business hours to all properties, books, contracts, documents and records of Fulton as Columbia may reasonably request, subject to the obligation of Columbia and its authorized employees and representatives to maintain the confidentiality of all nonpublic information concerning Fulton obtained by reason of such access and subject to applicable law.

Section 6.3 Subsequent Financial Statements. Between the date of signing of this Agreement and the Effective Time, Fulton shall promptly prepare and deliver to Columbia as soon as practicable each Quarterly Report to Fulton’s shareholders and any Annual Report to Fulton’s shareholders and all reports to regulatory authorities normally prepared by Fulton. Fulton shall be deemed to make the representations and warranties set forth in Sections 4.6, 4.7 and 4.8 herein to Columbia with respect to the financial statements (hereinafter collectively referred to as the “Additional Fulton Financial Statements”) set forth in the foregoing Quarterly Reports and any Annual Report to Fulton’s shareholders upon delivery thereof.

Section 6.4 Update Schedules. Fulton shall promptly disclose to Columbia in writing any change, addition, deletion or other modification to the information set forth in its Schedules to this Agreement.

Section 6.5 Notice. Fulton shall promptly notify Columbia in writing of any actions, claims, investigations, proceedings or other developments which, if pending or in existence on the date of this Agreement, would have been required to be disclosed to Columbia in order to ensure the accuracy of the representations and warranties set forth in this Agreement or which otherwise would have a Fulton Material Adverse Effect or materially restrict in any manner the right of Fulton to carry on its business as presently conducted.

Section 6.6 No Purchase or Sales of Fulton Common Stock During Price Determination Period Neither Fulton nor any Fulton Subsidiary, nor any executive officer or director of Fulton or any Fulton Subsidiary, nor any shareholder of Fulton who may be deemed to be an “affiliate” (as that term is defined for purposes of Rules 145 and 405 promulgated by the SEC under the 1933 Act) of Fulton, shall purchase or sell on NASDAQ, or submit a bid to purchase or an offer to sell on NASDAQ, directly or indirectly, any shares of Fulton Common Stock or Columbia Common Stock or any options, rights or other securities convertible into shares of Fulton Common Stock or Columbia Common Stock during the Price Determination Period; provided, however, that Fulton may purchase shares of Fulton Common Stock in the Ordinary Course of Business of Fulton during the Price Determination Period for the benefit of Fulton’s Benefit Plans or Fulton’s Dividend Reinvestment Plan.

Section 6.7 Assumption of Columbia Trust Preferred Securities. Fulton agrees that, effective with the Effective Date, it shall assume the Columbia Trust Preferred Securities, and all of Columbia’s obligations under the related Indentures, and shall take all actions necessary or appropriate in accordance therewith, including, if requested by the trustee, execution of a supplemental indenture and other appropriate documents or certificates.

Section 6.8 Employment Arrangements.

(a) In arriving at the Merger Consideration, Fulton anticipated that there will be some consolidation of The Columbia Bank’s “back room” operations. Subject to that caveat, from and after the Effective Time, (i) Fulton, The Columbia Bank or another subsidiary of Fulton (any such parties employing employees of Columbia or a Columbia Subsidiary, the “Fulton Employers”) shall: (A) satisfy each of the Employment Obligations, and (B) use its good faith efforts to retain each present employee of Columbia and the Columbia Subsidiaries in such employee’s current position and salary compensation (or, if offered to, and accepted by, an employee, a position for which the employee is qualified with the Fulton Employers at a compensation commensurate with the position), (ii) in the event that the Fulton Employers shall continue to employ officers or employees of Columbia and the Columbia Subsidiaries as of the Effective Time, the Fulton Employers shall employ such persons on the Effective Time who are not Contract Employees as “at-will” employees, and (iii) in the event the Fulton Employers are not willing to employ, or terminate the employment (other than as a result of unsatisfactory performance of their respective duties) of, any officers or employees of Columbia or the Columbia Subsidiaries who are not Contract Employees, the Fulton Employers shall pay severance benefits to such employees (other than Contract Employees) as follows: (A) in the event employment is terminated on or prior to the date which is one year after the Effective Date, one week’s salary plus one week’s salary for each year of service with Columbia or a Columbia Subsidiary, or predecessor of Columbia or a Columbia Subsidiary if such service was recognized by Columbia for the purposes of Columbia’s 401(k) Plan, up to a maximum of 26 weeks’ salary; (B) in the event employment is terminated thereafter, in accordance with the then existing severance policy of Fulton or its successor; or (C) as otherwise agreed between Fulton and Columbia.

(b) The Fulton Employers shall be obligated to provide employee benefits to each person who is an employee of Columbia or a Columbia Subsidiary immediately before the Effective Time and continues to be employed that are substantially equivalent, in the aggregate, to the benefits under the Columbia Benefit Plans prior to the Effective Time, until at least three (3) years after the Effective Date. Notwithstanding the immediately preceding sentence, if the Fulton Employers can no longer satisfy the applicable employee benefit plan testing requirements under the Code after applicable transition periods under the Code with respect to a Fulton Benefit Plan then the Fulton Employers shall provide appropriately adjusted benefits to each person who is an employee of Columbia or a Columbia Subsidiary that would permit such Fulton Benefit Plan to satisfy the applicable test under the Code.

(c) For at least the required three-year period, the Fulton Employers shall adopt or maintain a Fulton Benefit Plan that is a 401(k) plan for the benefit of each person who is an employee of Columbia or a Columbia Subsidiary, as of the Effective Time, and who is eligible to participate in the Columbia Bancorp 401(k) Plan as of the Effective Date. Such Fulton Benefit Plan shall provide either (i) a matching contribution equal to 50% of each participant’s salary deferral contributions made under such 401(k) plan, with the matching contribution applicable only to salary deferral contributions up to 15% covered compensation or (ii) such other employer contribution amounts as proposed by Fulton and agreed upon by Columbia on or before the Effective Date.

(d) For at least the required three-year period, the Fulton Employers shall adopt or maintain a Fulton Benefit Plan that is a deferred compensation plan for the benefit of each person who is an employee of Columbia or a Columbia Subsidiary, as of the Effective Time, and who is eligible, as of the date hereof, to participate in any Columbia Bank deferred compensation plans as in effect on the date hereof. Such Fulton Benefit Plan shall provide either (i) a matching contribution equal to 50% of each participant’s salary deferral contributions made under such deferred compensation plan, with the matching contribution applicable only to salary deferral contributions up to 15% of covered compensation or (ii) such other employer contribution amounts as proposed by Fulton and agreed upon by Columbia on or before the Effective Date. Such Fulton Benefit Plan shall also provide for benefits and other provisions consistent with the existing deferred compensation plans, including continuation of the accrual of earnings (but with only the prime rate election available) and the continuation of the death benefit provisions beyond the required three-year period, until the applicable employee consents to an amendment thereto.

(e) For vesting and eligibility purposes for employee benefits, under each Fulton Benefit Plan and/or any employee benefit plan established by Fulton after the Effective Date, employees of Columbia and the Columbia Subsidiaries shall receive credit for all years of service with Columbia and the Columbia Subsidiaries or predecessor of Columbia or the Columbia Subsidiaries if such service was recognized by Columbia for purposes of a comparable Columbia Benefit Plan.

(f) Except to the extent not allowable under the terms of existing insurance contracts, any restrictions on coverage for preexisting conditions or requirements for evidence of insurability under a Fulton Benefit Plan that is an employee welfare benefit plan shall be waived for the employees of Columbia and the Columbia Subsidiaries who are currently covered for such conditions under Columbia’s existing insurance plans, and such employees shall receive credit under the applicable Fulton Benefit Plan for co-payments and payments under a deductible limit made by them and for out-of-pocket maximums applicable to them during the plan year of the Columbia Benefit Plan in accordance with the corresponding Columbia Benefit Plan. If the terms of an existing insurance contract do not permit a waiver of restrictions or credit for co-payments and payments as described in the preceding sentence, Fulton agrees to use its best efforts to negotiate such provisions with the applicable insurer and, if Fulton is unable to obtain such provision, Fulton shall provide reasonable compensation to such employee in respect thereof. For the purposes of the foregoing sentence, reasonable compensation shall be deemed to be annual compensation in the amount of the premium contribution which Fulton makes under any such insurance policy on behalf of other employees with similar age and years of service.

Section 6.9 Insurance; Indemnification.

(a) For six (6) years after the Effective Date, Fulton shall (and The Columbia Bank shall cooperate in these efforts) obtain and maintain “tail” coverage relating to Columbia’s existing directors and officers liability insurance policy (provided that such insurance shall be in such amount and with terms and conditions no less favorable than the director and officer liability policy of Columbia as of the date of this Agreement and carry such premium (not to exceed the greater of (i) 150% of the current premium for Columbia’s existing directors and officers liability insurance policy or (ii) the applicable percentage increase payable by Fulton during such period for its directors and officers liability insurance policy) and that Fulton may substitute therefor policies of at least the same coverage and amounts containing terms and conditions which are substantially no less advantageous) with respect to claims arising from facts or circumstances which occur prior to the Effective Date (including facts or circumstances relating to this Agreement and the transactions contemplated herein to the extent coverage therefor is available) and covering persons who are covered by such insurance immediately prior to the Effective Date.

(b) From and after the Effective Date, Fulton shall indemnify, defend and hold harmless each person who is now, or has been at any time prior to the date hereof, or who becomes prior to the Effective Date, an officer, employee, director or manager of Columbia or a Columbia Subsidiary (the “Indemnified Parties”) against all losses, claims, damages, costs, expenses (including reasonable attorneys’ fees), liabilities or judgments or amounts that are paid in settlement (which settlement shall require the prior written consent of Fulton, which consent shall not be unreasonably withheld) or in connection with any claim, action, suit, proceeding or investigation (a “Claim”) in which an Indemnified Party is, or is threatened to be made, a party or a witness based in whole or in part out of the fact that such person is or was a director, officer or employee of

Columbia or a Columbia Subsidiary if such Claim pertains to any matter of fact arising, existing or occurring prior to the Effective Date (including, without limitation, the Merger and other transactions contemplated by this Agreement) regardless of whether such Claim is asserted or claimed prior to, at, or after the Effective Date (the “Indemnified Liabilities”) to the full extent permitted under applicable law as of the date hereof or amended prior to the Effective Date and under the Articles of Incorporation or Bylaws of Columbia or a Columbia Subsidiary as in effect as of the date hereof (and Fulton shall pay expenses in advance of the full disposition of any such action or proceeding to each of the Indemnified Parties to the full extent permitted by applicable law (including the SOX Act) and Fulton’s Articles of Incorporation and Bylaws). Any Indemnified Party wishing to claim indemnification under this provision, upon learning of any Claim, shall notify Fulton (but the failure to so notify Fulton shall not relieve Fulton from any liability which Fulton may have under this section except to the extent Fulton is materially prejudiced thereby). In the defense of any Claim covered by this Section 6.9(b), Fulton shall have the right to direct the defense of such action and retain counsel of its choice; provided, however, that, notwithstanding the foregoing, the Indemnified Parties as a group may retain a single law firm to represent them with respect to each matter under this section if there is, under applicable standards of professional conduct, a conflict on any significant issue between the positions of Fulton and the Indemnified Parties (the Indemnified Parties may also retain more than one law firm if there is, under applicable standards of professional conduct, a conflict of any significant issues between the positions of two or more Indemnified Parties). Fulton shall have an obligation to advance funds to satisfy an obligation of Fulton or any successor to Fulton under this Section 6.9(b) to the same extent that Fulton would be obligated to advance funds under the indemnification provisions of its Articles of Incorporation and/or Bylaws.

Section 6.10 Appointment of Fulton Director. Fulton shall, on or promptly after the Effective Date (but no later than Fulton’s next Board of Directors meeting following the Effective Date), appoint to Fulton’s Board of Directors John M. Bond, Jr. to serve as a director of Fulton or, subject to the reasonable approval of Fulton, such other person as may be determined by vote of Columbia’s Board of Directors prior to the Effective Date. Fulton has a mandatory retirement policy for directors who attain age 70.

Section 6.11 Continuation of The Columbia Bank’s Structure, Name and Directors.

(a) For a period of three (3) years after the Effective Date, Fulton shall (subject to the right of Fulton and The Columbia Bank Continuing Directors (as defined below) to terminate such obligations under this Section 6.11(a) under subsections (b) and (c) below) (i) preserve the business structure of The Columbia Bank as a Maryland trust company; (ii) preserve and use the present name of The Columbia Bank, and (iii) continue in office the present directors of The Columbia Bank who indicate their desire to serve (the “Columbia Bank Continuing Directors”), provided, that (A) prior to the Effective Time and for the three-year period following the Effective Time, each non-employee Columbia Bank Continuing Director shall continue to receive director’s fees as set forth on Schedule 6.11; provided that, in the event an individual Columbia Bank

Continuing Director ceases to act as a director or as a member of any committee thereof, the foregoing obligation to pay such fees shall apply to successors in such positions until the expiration of such three-year period and (B) after such three-year period, each Columbia Bank Continuing Director shall be subject to Fulton’s mandatory retirement rules for directors and shall receive the standard fee paid to directors of comparable subsidiary banks of Fulton.

(b) Fulton shall have the right to terminate its obligations under subsection (a) of this Section 6.11 as a result of (i) regulatory requirements, (ii) safe and sound banking practices as enunciated by bank regulatory agencies, or (iii) based upon the advice of outside legal counsel the exercise of their fiduciary duties by Fulton’s directors.

(c) Notwithstanding anything herein to the contrary, The Columbia Bank Continuing Directors, in their exercise of their fiduciary duty as to the best interests of The Columbia Bank and Fulton, may, by a majority vote of such directors, modify or waive any or all of the foregoing provisions in subsection (a) of this Section 6.11.

ARTICLE VII - CONDITIONS PRECEDENT

Section 7.1 Common Conditions. The obligations of the parties to consummate this Agreement shall be subject to the satisfaction of each of the following common conditions prior to or as of the Closing, except to the extent that any such condition shall have been waived in accordance with the provisions of Section 8.4 herein:

(a) Stockholder Approval: This Agreement shall have been duly authorized, approved and adopted by the stockholders of Columbia in accordance with applicable law, NASDAQ rules and regulations, the GCL and the Certificate of Incorporation of Columbia.

(b) Regulatory Approvals: The approval of each federal and state regulatory authority having jurisdiction over the transactions contemplated by this Agreement (including the Merger), including without limitation, the Federal Reserve Board and the Department, shall have been obtained and all applicable waiting and notice periods shall have expired, subject to no terms or conditions which would (i) require or could reasonably be expected to require (A) any divestiture by Fulton of a portion of the business of Fulton, or any subsidiary of Fulton or (B) any divestiture by Columbia or the Columbia Subsidiaries of a portion of their businesses which Fulton in its good faith judgment believes will have a significant and material adverse impact on the business of Columbia or the Columbia Subsidiaries, as the case may be, or (ii) impose any condition upon Fulton or The Columbia Bank, or their other subsidiaries, taken as a whole, which in Fulton’s good faith judgment (x) would be materially burdensome to Fulton and the Fulton Subsidiaries taken as a whole, (y) would significantly increase the costs incurred or that will be incurred by Fulton as a result of consummating the Merger or (z) would prevent Fulton from obtaining any material benefit contemplated by it to be attained as a result of the Merger.

(c) Stock Listing. The shares of Fulton Common Stock to be issued in the Merger shall have been authorized for listing on NASDAQ.

(d) Tax Opinion. Each of Fulton and Columbia shall have received an opinion of Fulton’s counsel, Barley Snyder LLC, reasonably acceptable to Fulton and Columbia, addressed to Fulton and Columbia, with respect to federal tax laws or regulations, to the effect that:

(i) The Merger will constitute a reorganization within the meaning of Section 368(a)(1)(A) of the Code and Fulton and Columbia will each be a “party to a reorganization” within the meaning of Section 368(b)(1) of the Code;

(ii) No gain or loss will be recognized by Fulton or Columbia by reason of the Merger;

(iii) The bases of the assets of Columbia in the hands of Fulton will be the same as the bases of such assets in the hands of Columbia immediately prior to the Merger;

(iv) The holding period of the assets of Columbia in the hands of Fulton will include the period during which such assets were held by Columbia prior to the Merger;

(v) A holder of Columbia Common Stock who receives shares of Fulton Common Stock in exchange for his Columbia Common Stock pursuant to the reorganization (except with respect to cash received in lieu of fractional shares of Fulton Common Stock deemed issued as described below) will not recognize any gain or loss upon the exchange.

(vi) A holder of Columbia Common Stock who receives cash in lieu of a fractional share of Fulton Common Stock will be treated as if he received a fractional share of Fulton Common Stock pursuant to the reorganization which Fulton then redeemed for cash. The holder of Columbia Common Stock will recognize gain or loss on the constructive redemption of the fractional share in an amount equal to the difference between the cash received and the adjusted basis of the fractional share.

(vii) The tax basis of the Fulton Common Stock to be received by the stockholders of Columbia pursuant to the terms of this Agreement will include the holding period of the Columbia Common Stock surrendered in exchange therefor, provided that such Columbia Common Stock is held as a capital asset at the Effective Time.

(viii) The holding period of the shares of Fulton Common Stock to be received by the stockholders of Columbia will include the period during which they held the shares of Columbia Common Stock surrendered, provided the shares of Columbia Common Stock are held as a capital asset on the date of the exchange.

(ix) A holder of Columbia Common Stock who receives Cash Consideration and Fulton Common Stock in exchange for his Columbia Common Stock pursuant to the reorganization will recognize gain equal to the lesser of (a) the amount of gain realized upon the exchange or (b) the amount of Cash Consideration received.

(x) A holder of Columbia Common Stock who receives Cash Consideration in exchange for his Columbia Common Stock will recognized gain or less on exchange based on the difference between the Cash Consideration received and the adjusted basis of his Columbia Common Stock.

(e) Registration Statement: The Registration Statement (as defined in Section 6.1(b), including any amendments thereto) shall have been declared effective by the SEC; the information contained therein shall be true, complete and correct in all material respects as of the date of mailing of the Proxy Statement/Prospectus (as defined in Section 6.1(b)) to the stockholders of Columbia; regulatory clearance for the offering contemplated by the Registration Statement (the “Offering”) shall have been received from each federal and state regulatory authority having jurisdiction over the Offering; and no stop order shall have been issued and no proceedings shall have been instituted or threatened by any federal or state regulatory authority to suspend or terminate the effectiveness of the Registration Statement or the Offering.

(f) No Suits: No action, suit or proceeding shall be pending or threatened before any federal, state or local court or governmental authority or before any arbitration tribunal which seeks to modify, enjoin or prohibit or otherwise adversely and materially affect the transactions contemplated by this Agreement; provided, however, that if Fulton agrees to defend and indemnify Columbia and The Columbia Bank and their respective officers and directors with regard to any such action, suit or proceeding pending or threatened against them or any of them on such specific terms and conditions as are mutually agreeable to Columbia and Fulton, then such pending or threatened action, suit or proceeding shall not be deemed to constitute the failure of a condition precedent to the obligation of Columbia to consummate this Agreement.

(g) Federal and State Securities and Antitrust Laws: All applicable securities and antitrust laws of the federal government and of any state government having jurisdiction over the transactions contemplated by this Agreement shall have been complied with.

Section 7.2 Conditions Precedent to Obligations of Fulton. The obligations of Fulton to consummate this Agreement shall be subject to the satisfaction of each of the following conditions prior to or as of the Closing, except to the extent that any such condition shall have been waived by Fulton in accordance with the provisions of Section 8.4 herein:

(a) Accuracy of Representations and Warranties: All of the representations and warranties of Columbia as set forth in this Agreement shall be true and correct in all material respects as of the Closing as if made on such date (or on the date to which it relates in the case of any representation or warranty which expressly relates to an earlier date). Solely for purposes of determining whether or not a Columbia Material Adverse Effect has occurred for purposes of this Section 7.2(a), the exceptions set forth in Section 7.2(f) (a) – (g) and (h) shall be applied.

(b) Covenants Performed: Columbia shall have performed or complied in all material respects with each of the covenants required by this Agreement to be performed or complied with by it.

(c) Opinion of Counsel for Columbia: Fulton shall have received an opinion, dated the Effective Time, from DLA Piper Rudnick Gray Cary US LLP, counsel to Columbia, in substantially the form of Exhibit E hereto. In rendering any such opinion, such counsel may require and, to the extent they deem necessary or appropriate may rely upon, opinions of other counsel and upon representations made in certificates of officers of Columbia, Fulton, affiliates of the foregoing, and others.

(d) Affiliate Agreements: Stockholders of Columbia who are or will be affiliates of Columbia or Fulton for the purposes of the 1933 Act shall have entered into agreements with Fulton, in form and substance satisfactory to Fulton, reasonably necessary to assure compliance with Rule 145 under the 1933 Act.

(e) Columbia Options: As may be required by Section 2.3 herein, all holders of Columbia Options who have not exercised such options shall have delivered documentation reasonably satisfactory to Fulton with respect to the assumption by Fulton of the Columbia Options and the payment of cash in cancellation of the Columbia Options as set forth in Section 2.3.

(f) No Material Adverse Change: There shall not have been any material and adverse change, as established by Fulton to its reasonable satisfaction, in the condition (financial or otherwise), assets, liabilities, business, results of operations or future prospects of Columbia and the Columbia Subsidiaries on a consolidated basis taken as a whole, since the date of this Agreement. In particular, without limiting the generality of the foregoing sentence, the Additional Columbia Financial Statements (as defined in Section 5.4) shall indicate that the consolidated financial condition, assets, liabilities and results of operations of Columbia as of the respective dates reported therein do not vary adversely in any material respect from the consolidated financial condition, assets, liabilities and results of operations presented in Columbia’s Quarterly Report on Form 10-Q for the three months ended March 31, 2005. For purposes of this Section 7.2(f), a “material and adverse change” shall mean an event, change, or occurrence which, individually or together with any other event, change, or occurrence, has a material adverse impact on (i) the condition (financial or otherwise), assets, liabilities business, results of operations or future prospects of Columbia or (ii) the ability of Columbia to perform its obligations under this Agreement, provided that “material and adverse change” shall not be deemed to include the impact of any of the following (nor will any of the following be taken into account in determining whether there has been a material adverse change): (a) changes in law, rules, regulations, orders or other binding directives by any Governmental Entity, including without limitation, changes in banking and similar laws of general applicability or interpretations thereof by courts or governmental authorities, (b) changes in GAAP or regulatory accounting principles generally applicable to banks and their holding companies, (c) actions or omissions of Columbia taken at the direction or behest of Fulton with the prior written consent of Fulton, including any action or actions, individually or in the aggregate, taken by Columbia or the Columbia Subsidiaries, (d) changes in economic conditions generally affecting financial institutions or residential mortgage businesses, including, without limitation, changes in the general level of interest rates, (e) the direct effects of compliance with this Agreement and of satisfying or causing to be satisfied the conditions set forth in this Article VII on the operating performance of Columbia, including reasonable expenses incurred by Columbia in consummating the transactions contemplated by the Agreement, (f) changes in the relative percentages of Columbia’s net income generated by The Columbia Bank’s commercial lending activities and residential mortgage lending activities, (g) national or international political or social conditions, including without limitation the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon the United States, or any of its territories, possessions or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States, (h) changes in financial, banking or securities markets (including any disruption thereof and any decline in the price of any security or market index), and (i) any existing fact, event, occurrence, or circumstance with respect to which Fulton has knowledge as of the date hereof. At the Closing, Columbia shall deliver to Fulton a certificate confirming the absence of a material adverse change described herein and a certificate (from appropriate officers of Columbia or Columbia’s transfer agent) as to the issued and outstanding shares of Columbia Common Stock, shares issuable under outstanding stock options granted under Columbia’s Stock Option Plans and any outstanding obligations, options or rights of any kind entitling persons to purchase or sell any shares of Columbia Common Stock and any outstanding securities or other instruments of any kind that are convertible into such shares.

(g) Accountants’ Letter. Subject to the requirements of Statement of Auditing Standards No. 72 of the American Institute of Certified Public Accountants, KPMG LLP, or any other accounting firm reasonably acceptable to Fulton and Columbia, shall have furnished to Fulton an “agreed upon procedures” letter, dated the Effective Date, in form and substance satisfactory to Fulton to the effect that:

(i) In their opinion, the consolidated financial statements of Columbia examined by them and included in the Registration Statement comply as to form in all material respects with the applicable accounting requirements of the 1933 Act and the published rules and regulations thereunder; and

(ii) On the basis of limited procedures, not constituting an audit, including a limited review of the unaudited financial statements referred to below, a limited review of the latest available unaudited consolidated interim financial statements of Columbia, inspection of the minute books of Columbia and the Columbia Subsidiaries since December 31, 2004, inquiries of officials of Columbia and the Columbia Subsidiaries responsible for financial and accounting matters and such other inquiries and procedures as may be specified in such letter, nothing came to their attention that caused them to believe that:

(A) any unaudited Consolidated Balance Sheets, Consolidated Statements of Income, Consolidated Statements of Stockholders’ Equity and Consolidated Statements of Cash Flows of Columbia included in the Registration Statement are not in conformity with GAAP applied on a basis substantially consistent with that of the audited financial statements covered by their report included in the Registration Statement;

(B) as of a specified date not more than five days prior to the date of delivery of such letter, there have been any decreases in the consolidated stockholders’ equity of Columbia as compared with amounts shown in the balance sheet as of December 31, 2004 included in the Registration Statement, except in each case for such changes, increases or decreases which the Registration Statement discloses have occurred or may occur and except for such changes, decreases or increases as aforesaid which are immaterial; and

(C) for the period from January 1, 2005 to such specified date, there were any decreases in the consolidated total net interest income, consolidated net interest income after provision for loan losses, consolidated other income, consolidated net income or net income per share amounts of Columbia as compared with the comparable period of the preceding year, except in each case for decreases which the Registration Statement discloses have occurred or may occur, and except for such decreases which are immaterial.

(h) Contract Employees. Each Contract Employee shall remain employed with Columbia or The Columbia Bank other than as a result of the death or Disability (as such term is defined in the Employment Agreements) of such Contract Employee.

(i) Closing Documents: Columbia shall have delivered to Fulton: (i) a certificate signed by Columbia’s Chairman and Chief Executive Officer and by its President and Chief Operating Officer (or other officers reasonably acceptable to Fulton) verifying that, to their knowledge, all of the representations and warranties of Columbia set forth in this Agreement are true and correct in all material respects as of the Closing and that Columbia has performed in all material respects each of the covenants required to be performed by it under this Agreement; and (ii) such other certificates and documents as Fulton and its counsel may reasonably request (all of the foregoing certificates and other documents being herein referred to as the “Columbia Closing Documents”).

Section 7.3 Conditions Precedent to the Obligations of Columbia. The obligation of Columbia to consummate this Agreement shall be subject to the satisfaction of each of the following conditions prior to or as of the Closing, except to the extent that any such condition shall have been waived by Columbia in accordance with the provisions of Section 8.4 herein:

(a) Accuracy of Representations and Warranties: All of the representations and warranties of Fulton as set forth in this Agreement shall be true and correct in all material respects as of the Closing as if made on such date (or on the date to which it relates in the case of any representation or warranty which expressly relates to an earlier date). Solely for purposes of determining whether or not a Fulton Material Adverse Effect has occurred for purposes of this Section 7.3(a), the exceptions set forth in Section 7.3(e) (a) – (d), (f) and (g) shall be applied.

(b) Covenants Performed: Fulton shall have performed or complied in all material respects with each of the covenants required by this Agreement to be performed or complied with by Fulton.

(c) Opinion of Counsel for Fulton: Columbia shall have received an opinion from Barley Snyder LLC, counsel to Fulton, dated the Effective Time, in substantially the form of Exhibit F hereto. In rendering any such opinion, such counsel may require and, to the extent they deem necessary or appropriate may rely upon, opinions of other counsel and upon representations made in certificates of officers of Fulton, Columbia, affiliates of the foregoing, and others.

(d) Fulton Options: Fulton Stock Options or cash, as applicable, shall have been substituted for the Columbia Options which have not been exercised pursuant to Section 2.3 herein. Agreements evidencing the assumption of the Columbia Options pursuant to Section 2.3 shall have been delivered and the Registration Statement for the purpose of registering the shares necessary to satisfy Fulton’s obligation with respect to the issuance of Fulton Common Stock pursuant to the exercise of the Fulton Stock Options shall have been declared effective.

(e) No Material Adverse Change: There shall not have been any material and adverse change, as established by Columbia to its reasonable satisfaction, in the condition (financial or otherwise), assets, liabilities, business or results of operations or future prospects of Fulton since the date of this Agreement. In particular, without limiting the generality of the foregoing sentence, the Additional Fulton Financial Statements (as defined in Section 6.3) shall indicate that the consolidated financial condition, assets, liabilities and results of operations of Fulton as of the respective dates reported therein do not vary adversely in any material respect from the consolidated financial condition, assets, liabilities and results of operations presented in the Fulton’s Quarterly Report on Form 10-Q for the three months ended March 31, 2005. For purposes of this Section 7.3(e), a “material and adverse change” shall mean an event, change, or occurrence which, individually or together with any other event, change, or occurrence, has a material adverse impact on (i) the condition (financial or otherwise), assets, liabilities, business, results of operations or future prospects of Fulton or (ii) the ability of Fulton to perform its obligations under this Agreement, provided that “material and adverse change” shall not be deemed to include the impact of any of the following (nor will any of the following be taken into account in determining whether there has been a material adverse change): (a) changes in law, rules, regulations, orders or other binding directives by any Governmental Entity, including without limitation, changes in banking and similar laws of general applicability or interpretations thereof by courts or governmental authorities, (b) changes in GAAP or regulatory accounting principles generally applicable to banks and their holding companies, (c) changes in economic conditions generally affecting financial institutions or residential mortgage businesses, including, without limitation, changes in the general level of interest rates, and (d) the direct effects of compliance with this Agreement and of satisfying or causing to be satisfied the conditions set forth in this Article VII on the operating performance of Fulton, including reasonable expenses incurred by Fulton in consummating the transactions contemplated by the Agreement, (e) changes in the relative percentages of Fulton’s net income generated by Fulton’s commercial lending activities and residential mortgage lending activities, (f) national or international political or social conditions, including without limitation the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon the United States, or any of its territories, possessions or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States, (g) changes in financial, banking or securities markets (including any disruption thereof and any decline in the price of any security or market index), and (h) any existing fact, event, occurrence, or circumstance with respect to which Columbia has Knowledge as of the date hereof. At the Closing, Fulton shall deliver to Columbia a certificate confirming the absence of a material adverse change described herein and a certificate (from appropriate officers of Fulton and/or Fulton’s transfer agent) as to the issued and outstanding shares of Fulton Common Stock, shares of Fulton Common Stock reserved for issuance upon the exercise of stock options, under Fulton’s Employee Stock Purchase Plan, under Fulton’s Dividend Reinvestment Plan and under Fulton’s Shareholders Rights Plan, any outstanding obligations, options or rights of any kind entitling persons to purchase or sell any shares of Fulton Common Stock and any outstanding securities or other instruments of any kind that are convertible into such shares.

(f) Fairness Opinion: Columbia shall have obtained from Danielson Associates Inc. or another independent financial advisor selected by the Board of Directors of Columbia, an opinion dated within five (5) days of the Proxy Statement/Prospectus to be furnished to the Board of Directors of Columbia stating that the Conversion Ratio and Cash Consideration contemplated by this Agreement is fair to the stockholders of Columbia from a financial point of view.

(g) Contract Employees. Each Contract Employee shall remain employed with Columbia or The Columbia Bank other than as a result of the death or Disability (as such term is defined in the Employment Agreements) of such Contract Employee.

(h) Closing Documents: Fulton shall have delivered to Columbia: (i) a certificate signed by Fulton’s Chairman and Chief Executive Officer (or other officer reasonably acceptable to Columbia) verifying that, to their knowledge, all of the representations and warranties of Fulton set forth in this Agreement are true and correct in all material respects as of the Closing and that Fulton has performed in all material respects each of the covenants required to be performed by Fulton; and (ii) such other certificates and documents as Columbia and its counsel may reasonably request (all of the foregoing certificates and documents being herein referred to as the “Fulton Closing Documents”).

ARTICLE VIII - TERMINATION, AMENDMENT AND WAIVER

Section 8.1 Termination. This Agreement may be terminated at any time before the Effective Time (whether before or after the authorization, approval and adoption of this Agreement by the stockholders of Columbia) as follows:

(a) Mutual Consent: This Agreement may be terminated by mutual consent of the parties upon the affirmative vote of a majority of each of the Boards of Directors of Columbia and Fulton, followed by written notices given to the other party.

(b) Unilateral Action by Fulton: This Agreement may be terminated unilaterally by the affirmative vote of the Board of Directors of Fulton, followed by written notice given promptly to Columbia, if: (i) there has been a material breach by Columbia of any material representation or warranty or material failure by Columbia to comply with any material covenant set forth in this Agreement and such breach has not been cured within thirty (30) days after written notice of such breach has been given by Fulton to Columbia; (ii) any condition precedent to Fulton’s obligations as set forth in Article VII of this Agreement remains unsatisfied, through no fault of Fulton or unless any such condition remains unsatisfied primarily as a result of Fulton breaching any of its representations, warranties or covenants in this Agreement, on June 30, 2006; provided, that such date may be extended until September 30, 2006 by Columbia by written notice to Fulton (given not later than June 30, 2006) if the Closing shall not have occurred because of failure to obtain approval from one or more regulatory authorities whose approval is required in connection with this Agreement; or (iii) Fulton’s Board of Directors makes an election provided for in Section 5.7(e)(i) herein.

(c) Unilateral Action By Columbia: This Agreement may be terminated unilaterally by the affirmative vote of a majority of the Board of Directors of Columbia, followed by written notice given promptly to Fulton, if: (i) there has been a material breach by Fulton of any material representation, or warranty or material failure by Fulton to comply with any covenant set forth in this Agreement and such breach has not been cured within thirty (30) days after written notice of such breach has been given by Columbia to Fulton; (ii) any condition precedent to Columbia’s obligations as set forth in Article VII of this Agreement remains unsatisfied, through no fault of Columbia or unless any such condition remains unsatisfied primarily as a result of Columbia breaching any of its representations, warranties or covenants in this Agreement, on June 30, 2006;

provided, that such date may be extended until September 30, 2006 by Fulton by written notice to Columbia (given not later than June 30, 2006) if the Closing shall not have occurred because of failure to obtain approval from one or more regulatory authorities whose approval is required in connection with this Agreement; (iii) Columbia’s Board of Directors makes an election provided for in, and subject to the conditions of, Section 5.7(e)(ii) herein, (iv) the fairness opinion described in Section 7.3(f) is withdrawn; (v) the stockholders of Columbia do not approve the Merger at a stockholders meeting called for such purpose or (vi) based on the Closing Market Price as follows:

(i) Subject to the provisions of subparagraph (B) below, Columbia shall have the right to terminate this Agreement, through a resolution adopted by its Board of Directors, if the Closing Market Price is less than both (I) $14.79, i.e., eighty percent (80%) of the Starting Price (the “Floor Price”) and (II) the amount per share equal to (x) the Starting Price multiplied by (y) .80 multiplied by (z) the quotient of the Average NASDAQ Bank Index for the Price Determination Period (the numerator) over the NASDAQ Bank Index on the Pre-Announcement Date (the denominator).

(ii) In the event the conditions in (A) above allowing Columbia to terminate the Agreement are satisfied and Columbia makes such election, Fulton, through a resolution adopted by its Board of Directors, shall have the option to cause Columbia to amend this Agreement (and, upon such amendment, Columbia shall not have the right to terminate this Agreement) to increase the Conversion Ratio to a level, calculated to four decimal places, equal to the Conversion Ratio multiplied by the quotient of the Floor Price (the numerator) over the Closing Market Price (the denominator). For example, if the Closing Market Price is $14.00 and the Floor Price is $14.79, Parent would have the option to increase the Exchange Ratio to 2.4562 (2.325x $14.79/$14.00) in lieu of terminating this Agreement.

(iii) For purposes of this Section 8.1(c), (I) “Pre-Announcement Date” shall mean July 26, 2005, and (II) “Starting Price” shall mean $18.49.

(iv) The Starting Price, the Closing Market Price, the Floor Price and the other amounts above shall be appropriately adjusted for an event described in the definition of “Fulton Stock Consideration” in Section 2.1(b) herein.

Section 8.2 Effect of Termination.

(a) Effect. In the event of a permitted termination of this Agreement under Section 8.1 herein, the Agreement shall become null and void and the transactions contemplated herein shall thereupon be abandoned, except that the provisions relating to limited liability and confidentiality set forth in Sections 8.2(b) and 8.2(c) herein shall survive such termination.

(b) Limited Liability. Subject to the terms of the Warrant Agreement and the Warrant, the termination of this Agreement in accordance with the terms of Section 8.1 herein shall create no liability on the part of either party, or on the part of either party’s directors, officers, stockholders, agents or representatives, except that if this Agreement is terminated by Fulton by reason of a material breach by Columbia, or if this Agreement is terminated by Columbia by reason of a material breach by Fulton, and such breach involves an intentional, willful or grossly negligent misrepresentation or breach of covenant, the breaching party (i.e., Fulton or Columbia) shall be liable to the nonbreaching party for all costs and expenses reasonably incurred by the nonbreaching party in connection with the preparation, execution and attempted consummation of this Agreement, including the reasonable fees of its counsel, accountants, consultants and other advisors and representatives. In no event shall either party’s directors, officers, stockholders, agents or representatives have any personal liability for any misrepresentation or breach in connection with this Agreement.

(c) Confidentiality. In the event of a termination of this Agreement, neither Fulton nor Columbia nor The Columbia Bank shall use or disclose to any other person any confidential information obtained by it during the course of its investigation of the other party or parties, except as may be necessary in order to establish the liability of the other party or parties for breach as contemplated under Section 8.2(b) herein.

Section 8.3 Amendment. To the extent permitted by law, this Agreement may be amended at any time before the Effective Time (whether before or after the authorization, approval and adoption of this Agreement by the stockholders of Columbia), but only by a written instrument duly authorized, executed and delivered by Fulton and by Columbia; provided, however, that any amendment to the provisions of Section 2.1 herein relating to the consideration to be received by the former stockholders of Columbia in exchange for their shares of Columbia Common Stock shall not take effect until such amendment has been approved, adopted or ratified by the stockholders of Columbia in accordance with applicable provisions of the GCL.

Section 8.4 Waiver. Any term or condition of this Agreement may be waived, to the extent permitted by applicable federal and state law, by the party or parties entitled to the benefit thereof at any time before the Effective Time (whether before or after the authorization, approval and adoption of this Agreement by the stockholders of Columbia) by a written instrument duly authorized, executed and delivered by such party or parties.

ARTICLE IX - CLOSING AND EFFECTIVE TIME

Section 9.1 Closing. Provided that all conditions precedent set forth in Article VII of this Agreement shall have been satisfied or shall have been waived in accordance with Section 8.4 of this Agreement, the parties shall hold a closing (the “Closing”) at the offices of Fulton at One Penn Square, Lancaster, Pennsylvania, no later than thirty (30) days after the receipt of all required regulatory and stockholder approvals and after the expiration of all applicable waiting periods on a specific date to be agreed upon by the parties, at which time the parties shall deliver the Columbia Closing Documents, the Fulton Closing Documents, the opinions of counsel required by Sections 7.1(d), 7.2(c) and 7.3(c) herein, and such other documents and instruments as may be necessary or appropriate to effectuate the purposes of this Agreement.

Section 9.2 Effective Time. Immediately following the Closing, and provided that this Agreement has not been terminated or abandoned pursuant to Article VIII hereof, Fulton and Columbia will cause Articles of Merger (the “Articles of Merger”) to be delivered and properly filed with the Department of State of the Commonwealth of Pennsylvania (the “Department of State”) and the State Department of Assessments and Taxation of the State of Maryland (the “Department of Assessments and Taxation” and, with the Department of State, the “Filing Offices”). The Merger shall become effective at 11:59 p.m. (or such other time as the parties may agree) on the day on which the Closing occurs and Articles of Merger are filed with the Filing Offices or such later date and time as may be specified in the Articles of Merger (the “Effective Time”). The “Effective Date” when used herein means the day on which the Effective Time occurs.

ARTICLE X - NO SURVIVAL OF REPRESENTATIONS AND WARRANTIES

Section 10.1 No Survival. The representations and warranties of Columbia and of Fulton set forth in this Agreement shall expire and be terminated on the Effective Time by consummation of this Agreement, and no such representation or warranty shall thereafter survive. Except with respect to the agreements of the parties which by their terms are intended to be performed either in whole or in part after the Effective Time, the agreements of the parties set forth in this Agreement shall not survive the Effective Time, and shall be terminated and extinguished at the Effective Time, and from and after the Effective Time none of the parties hereto shall have any liability to the other on account of any breach of such agreements.

ARTICLE XI - GENERAL PROVISIONS

Section 11.1 Expenses. Except as provided in Section 8.2(b) herein, each party shall pay its own expenses incurred in connection with this Agreement and the consummation of the transactions contemplated herein. For purposes of this Section 11.1 herein, the cost of printing the Proxy Statement/Prospectus shall be deemed to be an expense of Fulton.

Section 11.2 Other Mergers and Acquisitions. Subject to the right of Columbia to refuse to consummate this Agreement pursuant to Section 8.1(c)(i) herein by reason of a material breach by Fulton of the warranty and representation set forth in Section 4.7 herein, nothing set forth in this Agreement shall be construed: (i) to preclude Fulton from acquiring, or to limit in any way the right of Fulton to acquire, prior to or following the Effective Time, the stock or assets of any other financial services institution or other corporation or entity, whether by issuance or exchange of Fulton Common Stock or otherwise; (ii) to preclude Fulton from issuing, or to limit in any way the right of Fulton to issue, prior to or following the Effective Time, Fulton Common Stock, Fulton Preferred Stock or any other equity or debt securities; or (iii) to preclude Fulton from taking, or to limit in any way the right of Fulton to take, any other action not expressly and specifically prohibited by the terms of this Agreement.

Section 11.3 Notices. All notices, claims, requests, demands and other communications which are required or permitted to be given under this Agreement shall be in writing and shall be deemed to have been duly delivered if delivered in person, transmitted by telegraph or facsimile machine (but only if receipt is acknowledged in writing), or mailed by registered or certified mail, return receipt requested, as follows:

(a)	If to Fulton, to:

Rufus A. Fulton, Jr., Chairman and Chief Executive Officer
Fulton Financial Corporation
One Penn Square, P.O. Box 4887
Lancaster, Pennsylvania 17604

With a copy to:

Paul G. Mattaini, Esquire
Barley Snyder LLC
126 East King Street
Lancaster, Pennsylvania 17602

(b)	If to Columbia, to:

John M. Bond, Jr.
Chairman and Chief Executive Officer
Columbia Bancorp
7168 Columbia Gateway Drive
Columbia, Maryland 21046

With a copy to:

Jason C. Harmon, Esquire
DLA Piper Rudnick Gray Cary US LLP
6225 Smith Avenue
Baltimore, Maryland 21209-3600

Section 11.4 Counterparts. This Agreement may be executed simultaneously in several counterparts, each of which shall be deemed an original, but all such counterparts together shall be deemed to be one and the same instrument.

Section 11.5 Governing Law. This Agreement shall be deemed to have been made in, and shall be governed by and construed in accordance with the substantive laws of, the Commonwealth of Pennsylvania, except to the extent that the GCL or federal law specifically applies to the Merger and the transactions contemplated thereby.

Section 11.6 Parties in Interest. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors, assigns and legal representatives; provided, however, that neither party may assign its rights or delegate its duties under this Agreement without the prior written consent of the other party (which consent may be withheld in such other party’s sole and absolute discretion). Other than the right to receive the consideration payable as a result of the Merger pursuant to Article II hereof and the provisions of

Section 3.17 with respect to the Contract Employees and the provisions of Section 6.9 with respect to Columbia’s directors, this Agreement is not intended to and shall not confer upon any other person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement.

Section 11.7 Disclosure Schedules. The inclusion of a given item in a disclosure schedule annexed to this Agreement shall not be deemed a conclusion or admission that such item (or any other item) is material or is a material and adverse change. Information disclosed for one section shall constitute disclosure for other sections whether or not specifically referenced.

Section 11.8 Entire Agreement. This Agreement (including the Schedules and Exhibits hereto), together with the Warrant Agreement and the Warrant being executed by the parties on the date hereof, sets forth the entire understanding and agreement of the parties hereto and supersedes any and all prior agreements, arrangements and understandings, whether oral or written, relating to the subject matter hereof and thereof.

Section 11.9 Definitions

Definitions of the following capitalized terms used in this Agreement are set forth in the following sections:

1933 Act	Section 2.2(f)(iii)
1934 Act	Section 2.9
Acquisition Proposal	Section 5.7(f)(i)
Additional Fulton Financial Statements	Section 6.3
Additional Columbia Financial Statements	Section 5.4
Aggregate Cash Election Percentage	Section 2.2(b)(iii)(C)
Aggregate Cash Elections	Section 2.2(b)(iii)
Aggregate Stock Election Percentage	Section 2.2(b)(iv)(C)
Aggregate Stock Elections	Section 2.2(b)(iii)
Articles of Merger	Section 9.2
Bankruptcy and Equity Exceptions	Section 3.1
BCL	Section 1.1
BHC Act	Background
Cash Consideration	Section 2.1(b)
Cash Election	Section 2.2(a)(i)
Cash/Stock Election	Section 2.2(a)(i)
Cash Test Amount	Section 2.1(b)
Claim	Section 6.9(b)
Closing	Section 9.1
Closing Market Price	Section 2.1(e)
Code	Section 2.2(b)(i)
Columbia	Introduction
Columbia Balance Sheet	Section 3.6(a)

Columbia Bank Common Stock	Section 3.4
Columbia Bank Continuing Directors	Section 6.11(a)
Columbia Benefit Plans	Section 3.18
Columbia Closing Documents	Section 7.2(i)
Columbia Common Stock	Background
Columbia Material Adverse Effect	Section 3.8
Columbia Options	Section 2.3(a)
Columbia Pension Plan	Section 3.18
Columbia SEC Reports	Section 3.6(e)
Columbia Share	Section 2.1(a)
Columbia Stock Option Plans	Section 2.3(a)
Columbia Subsidiaries	Background
Columbia Subsidiaries Common Equity	Section 3.4
Columbia Trust Preferred Securities	Background
Contract Employees	Section 3.17
Conversion Ratio	Section 2.1(b)
Department	Section 3.25
Department of Assessments and Taxation	Section 9.2
Department of State	Section 9.2
EDGAR	Section 3.6(e)
Effective Date	Section 9.2
Effective Time	Section 9.2
Employment Agreements	Section 3.17
Employment Obligation	Section 3.17
Election	Section 2.2(a)(i)
Election Deadline	Section 2.2(a)(iv)
ERISA	Section 3.18
Exchange Agent	Section 2.2(a)(iv)
FDI Act	Section 3.2
FDIC	Section 3.25
Filed Fulton SEC Reports	Section 4.6(e)
Filed Columbia SEC Reports	Section 3.6(e)
Filing Offices	Section 9.2
Floor Price	Section 8.1(c)(i)
Form of Election	Section 2.2(a)(ii)
FRB	Section 3.25
Fulton	Introduction
Fulton Balance Sheet	Section 4.6(a)
Fulton Benefit Plan	Section 4.13
Fulton Closing Documents	Section 7.3(h)
Fulton Common Stock	Background
Fulton Employers	Section 6.8(a)
Fulton Material Adverse Effect	Section 4.8
Fulton Material Contracts	Section 4.21

Fulton Pension Plans	Section 4.13
Fulton Preferred Stock	Section 4.3
Fulton Rights	Section 2.1(b)
Fulton Rights Agreement	Section 2.1(b)
Fulton SEC Reports	Section 4.6(e)
Fulton Share Value	Section 2.1(b)
Fulton Stock Consideration	Section 2.1(b)
Fulton Stock Option	Section 2.3(a)
Fulton Subsidiaries	Section 4.5
GAAP	Section 3.6(a)
GCL	Section 1.1
Governmental Entity	Section 3.13
Indemnified Liabilities	Section 6.9(b)
Indemnified Parties	Section 6.9(b)
Internal Revenue Code of 1986	Section 2.3(b)
IRS	Section 3.10
Knowledge of Columbia or The Columbia Bank, Knowledge of Columbia and the Columbia Subsidiaries	Section 3.13
Letter of Transmittal	Section 2.2(e)
Material Contracts	Section 3.12(a)
Maximum Cash Percentage	Section 2.2(b)(i)
Merger	Background
Merger Consideration	Section 2.1(a)
Minimum Cash Percentage	Section 2.2(b)(i)
NASDAQ	Section 2.1(e)
Non-Electing Shares	Section 2.2(b)(vi)
Offering	Section 7.1(e)
Ordinary Course of Business	Section 3.7
Ordinary Course of Business of Fulton	Section 4.7
Outstanding Shares	Section 2.1(b)
PBGC	Section 4.13
Pennsylvania Department	Section 4.23
Pre-Announcement Date	Section 8.1(c)(iii)
Price Determination Period	Section 2.1(e)
Pro-rated Cash Percentage	Section 2.2(b)(iii)(C)
Pro-rated Stock Percentage	Section 2.2(b)(iv)(C)
Proxy Statement/Prospectus	Section 6.1(b)
Registration Statement	Section 6.1(b)
Remaining Cash Percentage	Section 2.2(b)(iv)(C)
Remaining Stock Percentage	Section 2.2(b)(iii)(C)
SEC	Section 2.2(a)(iv)
SOX Act	Section 3.6(c)
Starting Price	Section 8.1(c)(iii)

Stock Election	Section 2.2(a)(i)
Stock Test Amount	Section 2.1(b)
Superior Proposal	Section 5.7(f)(ii)
Surviving Corporation	Section 1.1
The Columbia Bank	Background
Unclaimed Shares	Section 2.2(f)(iii)
Voting Agreements	Background
Warrant	Background
Warrant Agreement	Background

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their duly authorized officers all as of the day and year first above written.

FULTON FINANCIAL CORPORATION

By:	/s/ RUFUS A. FULTON, JR.
Rufus A. Fulton, Jr.
Chairman and Chief Executive Officer

Attest:	/s/ GEORGE R. BARR, JR.
George R. Barr, Jr.
Secretary

COLUMBIA BANCORP

By:	/s/ JOHN M. BOND, JR.
John M. Bond, Jr.
Chairman and Chief Executive Officer

Attest:	/s/ SIBYL S. MALATRAS
Sibyl S. Malatras
Secretary